Exhibit 2.1

ASSET SALE AGREEMENT

By and Between

LDS Test and Measurement LLC,

as Seller,

and

Transoma Medical, Inc.,

as Buyer

ASSET SALE AGREEMENT

THIS ASSET SALE AGREEMENT is made as of this 3rd day of February, 2006 (this “Agreement”) by and between LDS Test and Measurement LLC, a Delaware limited liability company (“LDS”) , and a wholly owned subsidiary of SPX Corporation, a Delaware corporation (“SPX”), (LDS is referred to in this Agreement as “Seller”), and Transoma Medical, Inc., a Delaware corporation (“Buyer”).

RECITALS:

A.            LDS Life Science Division, an unincorporated division of LDS, is engaged in the business of designing, manufacturing, selling and servicing integrated hardware and software systems that sense, acquire, process and analyze physiological signals for life science research applications; applications pertaining to preclinical and clinical evaluation of drug discovery, drug safety and new methodologies for basic research in the drug development, medical device, academic and government markets (the “Business”);

B.            LDS owns the assets of the Business; and

C.            Seller wishes to sell the Business to Buyer, and Buyer desires to acquire the Business from Seller, by purchasing the Assets in exchange for the Purchase Price and the assumption by Buyer of the Assumed Liabilities, as set forth herein.

NOW, THEREFORE, in consideration of the premises, and the representations, warranties, mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer hereby covenant and agree as follows.

All initially capitalized terms used in this Agreement shall have the meanings assigned thereto in Article XIV of this Agreement.

ARTICLE I.
PURCHASE AND SALE OF ASSETS

Section 1.1.            Purchase and Sale of Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, convey and transfer to Buyer free and clear of all Encumbrances, other than Permitted Encumbrances, and Buyer shall purchase and acquire from Seller, all right, title and interest of Seller in, to and under all of the tangible and intangible assets used or held for use by Seller exclusively or primarily in the conduct of the Business, wherever located, together with all accrued benefits and rights pertaining thereto (together, the “Assets”), other than the Excluded Assets. Without limiting the foregoing the Assets include, without limitation, the following assets and properties, to the extent related exclusively or primarily to the Business:

(a)           Receivables. All Receivables as of the Closing;

(b)           Claims. All assignable claims (including claims for refunds and rights to offset), demands, Actions, judgments and decrees in favor of Seller;

(c)           Inventory. All raw materials, work-in-process, finished goods, supplies and other inventories, wherever located, including those on consignment, in transit or in warehouses (the “Inventory”);

(d)           Personal Property. All machinery, manufacturing, laboratory, testing and other equipment, furniture, fixtures, tools, spare parts, office and computer equipment and other personal property, which is (i) located at the Leased Real Property or (ii) on consignment, in transit or in warehouses, in each case used or held for use by Seller in the operation of the Business and all rights of the Seller under or pursuant to all warranties, representations and guaranties made by suppliers, manufacturers and contractors in connection with the products sold to or services provided to the Seller in connection with the Business, or affecting the personal property heretofore described to the extent assignable pursuant to Section 7.1;

(e)           Intellectual Property. (i) The trademark and trade name “Ponemah” or any derivation thereof or similar name, and the rights to use the same name alone or in combination with other words, along with all related goodwill (the “Trade Name”), (ii) any and all copyrights, and registrations and applications therefor, technical documentation, know-how, and manufacturing methods that are used or held for use by the Seller exclusively or primarily in the conduct of the Business, (iii) the domain name PONEMAH.COM (the “Internet Domain Names”) any and all goodwill associated therewith, (iv) all issued patents and patent applications that are used or held for use by the Seller exclusively or primarily in the conduct of the Business; and (v) all licenses and sublicenses granted and obtained with respect thereto, all rights thereunder, all remedies against infringement thereof, and all rights to protection of interests therein under the laws of all jurisdictions (all of the foregoing, the “Intellectual Property”), provided, however, all Know How (as defined in the License Agreement attached hereto as Exhibit C-l) pertaining to the hardware and software for the products DAstar, DAstar Net, ViewGraf, EasyGraf, DataGraf, WindoGraf, ACQ-16, 7700 digital amplification, 6600 analog amplification and thermal array writer, thermal array recorders TAll and TA6, TA240 along with the associated test and calibration programs for the foregoing products will be retained by Seller and licensed to Buyer on a nonexclusive, terminable (only as provided in the License Agreement), royalty free, fully paid up, perpetual basis to make, have made, use and sell such products worldwide provided such use and sales are confined to the Business, as more fully set forth in the Know How License Agreement attached as Exhibit C-I hereto, and Seller’s rights in the trademarks DASTAR, DASTAR NET, VIEWGRAF, DATAGRAF, ACQ 16, TAll; TA 6; and TA 240 shall be transferred in part pursuant to the Trademark Assignment and Coexistence Agreement set forth in Exhibit C-2 (the “Trademark Assignment and Coexistence Agreement”);

(f)            Contracts. Subject to Section 7.1, all contracts, agreements, commitments, understandings, binding arrangements and offers open for acceptance of any nature, whether written or oral, to which Seller, with respect to the Business, is a party or by which the Business is bound, including, without limitation, all leases of real and/or personal property, customer contracts, purchase orders, forward commitments for products or services, intellectual property licenses, confidentiality agreements and non-competition agreements (collectively, the “Contracts”);

(g)           Operating Permits. Subject to Section 7.1 of this Agreement, all franchises, permits, licenses, certificates, registrations, privileges, immunities, approvals and other authorizations necessary to own or lease, operate and use the Assets and to carry on and conduct the Business as now conducted (the “Permits”);

(h)           Computer Programs. All interests of the Seller in software and computer programs and documentation exclusively or primarily used in conducting the Business, including flow charts, diagrams, descriptive texts and programs, computer printouts, underlying tapes, computer data bases and similar items;

(i)            Prepaid Amounts. All prepaid expenses and deposits in respect of the Business, as shown on the Closing Date Net Working Capital Statement;

(j)            Books and Records. All books, records and electronic media, in any form whatsoever physically located at the Leased Real Property including, without limitation, computer software, hard copy files, electronic files, all old versions of any books, records and electronic media, email, archived email, printouts and any other form of written and printed material, which books, records and electronic media include, without limitation, all customer and supplier lists, invoices, parts, bill of materials, routes, engineering change orders, engineering drawings electronically generated or manually generated, issue or problem tracking logs, spreadsheets, word processor files, credit and sales records; personnel records; forms and office supplies; advertising and promotional literature and price lists; all manuals and reports, testing manuals, notes and reports, drawings and models and treatises and other publications used exclusively or primarily by the Business; provided that Seller shall retain all original records required for tax and financial reporting purposes or required to be retained by Seller under applicable law, though Seller shall make available copies of such records in accordance with Section 9.4 to the extent reasonably necessary for Buyer to operate the Business after the Closing in the manner currently conducted by the Seller and provided further that to the extent any records of the Business are commingled with records of SPX or any of its Affiliates, such records will be redacted as appropriate;

(k)           Real Property. Seller’s leasehold interest in that certain property leased by Seller, located at 5525 Cloverleaf Parkway, Valley View, Ohio 44125, as identified as leased real property on Section 1.1(k) of the Disclosure Schedule (the “Leased Real Property”), together with any and all rights and interest of Seller in any and all buildings, plants and other structures and improvements thereon, any and all rights and privileges of Seller pertaining thereto, including, without limitation, all of Seller’s interest in transferable permits; licenses; plans and specifications; guaranties and warranties; booklets and manuals; records relating to the Leased Real Property; leasehold improvements, and rights to use common areas, and lease deposits in the amount set forth on the Closing Date Net Working Capital Statement;

(1)           Goodwill. All of the goodwill of the Business, including the right to represent oneself as the successor to the Business;

(m)          Assets Reflected on Interim Balance Sheet. The assets as reflected on the Interim Balance Sheet and other assets acquired by the Seller in connection with the conduct of the Business since the date of the Interim Balance Sheet, with only such dispositions and accounting adjustments of such assets reflected on the Interim Balance Sheet as will have occurred in the ordinary course of the Seller’s business between the date thereof and the Closing; and

(n)           Assets Reflected on Closing Date Balance Sheet. The assets as reflected on the Closing Date Balance Sheet.

Section 1.2.            Excluded Assets. Notwithstanding anything contained herein to the contrary, the Assets shall not include, and, at the Closing, Seller shall not sell to Buyer and Buyer shall not purchase from Seller, any of the following (collectively, the “Excluded Assets”):

(a)           Cash or cash equivalents, including, without limitation, checks or drafts received by the Business for which Seller has not received funds on or prior to the Closing Date, certificates of deposit, time deposits and marketable securities (collectively, “Cash”);

(b)           Any rights to the names, trade names or trademarks “SPX”, “LDS”, “General Signal”, “GS”, or any variant thereof (the “Excluded Marks”) or any rights to use the same either alone or in combination with other words, or any related goodwill;

(c)           Subject to the license granted in Exhibit C-I and the Trademark Assignment and Coexistence Agreement set forth in Exhibit C-2 of this Agreement, any know-how, trade secrets, trademarks, tradenames, copyrights, or other intellectual property rights pertaining to the hardware and software for the following products: DAstar, DAstar Net, View Graf, Easy Graf, Data Graf, Window Graf, ACQ-I6, 7700 digital amplification, 6600 analog amplification and thermal array writer, thermal array recorders TA11 and TA6, TA240 along with the associated test and calibration programs for the foregoing products;

(d)           Any rights to the domain names not used by the Seller exclusively or primarily in the Business, including but not limited to www.lds-group.com, and any and all goodwill associated with any or all of the foregoing;

(e)           Any books of financial entry and internal accounting documents and records relating to the Business that Seller is required to retain pursuant to statute, rule or regulation;

(f)            Returns, reports, declarations and forms filed by Seller with respect to taxes, customs and duties of whatever kind or nature, however denominated, paid or payable by Seller, including worksheets generated in the preparation of such returns, reports, declarations and forms, provided that Seller shall make available to Buyer, subject to the confidentiality obligations of Sections 7.5 and 9.5, copies of customs, property tax and other such tax records required for the conduct of the Business by Buyer;

(g)           Any records that pertain exclusively or primarily to the Excluded Assets or the Retained Liabilities;

(h)           Corporate charter documents, minute books, stockholder records, stock transfer records, corporate seal and similar corporate records of Seller;

(i)            Any assets or reserves of any Seller Employee Benefit Plan;

(j)            All rights to refunds of all federal, state, local and foreign income, capital gains, gross receipts, commercial activities, profits, property, transfer, sales, use, mercantile, value added, capital stock, franchise, employment, withholdings or other taxes, charges or assessments of any nature whatsoever, including estimated taxes relating thereto and any interest, additions and penalties imposed thereon (collectively, “Taxes”) relating to the Assets or the Business to the extent such Taxes relate to a period ending on or prior to the Closing and were not paid or assumed by Buyer;

(k)           All of the right, title and interest in the bank accounts, safe deposit boxes and checking accounts of the Business and all deposits made to such accounts (whether or not posted) prior to the Closing Date;

(l)            Policies of insurance and fidelity, surety or similar bonds and the coverages afforded thereby, and any and all claims or rights thereunder;

(m)          Any assets or rights of Seller or any Affiliate thereof not related to or held for use exclusively or primarily by Seller in conducting the Business prior to the Closing;

(n)           All assets related to the selling, general and administrative functions of the Business afforded to the Business by Seller or its Affiliates, including, without limitation, any site license for the corporate financial reporting system or other information systems or any license held by Seller at the division level or by the parent company at the corporate level or an Affiliate and which is not dedicated exclusively or primarily to the conduct of Business including, without limitation, the home office and e-mail system;

(o)           All rights, causes of action and claims that may be asserted against third parties arising out of any of the Excluded Assets described in paragraphs (a) through (m) hereof or any of the Retained Liabilities, including, without limitation, any rights to reimbursement for damages, fees or expenses, and any rights of Seller under this Agreement;

(p)           All software, licenses and other assets used by Seller to provide transition services to Buyer; and

(q)           All software, licenses and other assets listed on Section 1.2(q) of the Disclosure Schedule.

Section 1.3.            Terms Related to the Purchase and Sale of Assets. Title to and risk of loss or damage to the Assets shall pass to Buyer at the Closing. Seller’s insurance coverage for the Assets and the Business shall cease as of the Closing.

Section 1.4.            Limitation of Warranty. Except for the representations and warranties set forth in Article IV of this Agreement, all of the Assets sold hereunder will be sold to Buyer “AS IS”, without any express or implied warranty of any nature or kind, including, without limitation, any warranty of merchantability, fitness for intended use, collectibility of receivables, validity of leases of real property or otherwise; provided, however, that Seller agrees to assign to Buyer, at the Closing, all of Seller’s right, title and interest in, to and under any warranty made by any vendor, manufacturer or contractor with respect to any of the Assets, to the extent assignable.

ARTICLE II.
ASSIGNMENT AND ASSUMPTION OF LIABILITIES

Section 2.1.            Assumed Liabilities and Obligations. On the terms and subject to the conditions set forth in this Agreement, including specifically Section 2.2 (“Retained Liabilities and Obligations”), at the Closing, Seller shall assign to Buyer, and Buyer shall assume from Seller and shall agree to thereafter pay, satisfy, perform and discharge as and when due, the following Liabilities of Seller, but only to the extent that such Liabilities (i) exclusively or primarily relate to the Business, and (ii) arose in the ordinary course of business consistent with past practice (together, the “Assumed Liabilities”), (a) all Liabilities disclosed or provided for on the Interim Balance Sheet, (b) all Liabilities for accounts payable reflected in the Interim Balance Sheet or incurred or accrued subsequent to the date of the Interim Balance Sheet in the ordinary course of business consistent with past practice, (c) any Liabilities for product returns, (d) all Liabilities under the Contracts, (e) all Product Warranty Obligations, whether or not reserved against on the Interim Balance Sheet, (f) any Liability arising out of or related to (A) the disposal, release or use of Hazardous Materials by a person other than Seller or its Affiliates solely with respect to the Leased Real Property, or (B) any violation of any Environmental Laws by a person other than Seller or its Affiliates with respect to the Leased Real Property (g) all Liabilities relating to the employment by Buyer, or termination of employment with Buyer, of Employees arising on or after the Closing, (h) Employees’ vacation and floating holidays balances assumed by Buyer pursuant to Section 8.1, (i) any Liability for product liability claims (whether sounding in tort, contract, warranty or otherwise) asserted against Buyer or Seller or their respective Affiliates seeking compensation or recovery for injury to an individual or damage to property arising out of a defect or alleged defect in products of the Business; whether in each case existing at the Closing or arising at any time or from time to time after the Closing, and whether based on circumstances, events or actions arising theretofore or thereafter, other than the Retained Liabilities, (j) the Liabilities relating to the Letter Agreement, dated June 29, 1998, by and between Gould Instrument Systems, Inc. and Robert Dakes and (k) any other contingent Liability, known or unknown to the extent not retained by Seller pursuant to Section 2.2(n). For purposes of clarity, the characterization of a Liability as an Assumed Liability shall not in any way prevent or foreclose Buyer from asserting or enforcing any rights or remedies under this Agreement for any breach or inaccuracy of any representation or warranty contained in Sections 4.1 and 4.2.

Section 2.2.            Retained Liabilities and Obligations. Notwithstanding Section 2.1 of this Agreement or any other provision of this Agreement or the Disclosure Schedule to the contrary, the Assumed Liabilities shall not include, and Buyer shall not assume or be liable for, any Liabilities of Seller set forth below except to the extent they are accrued or reserved for as current Liabilities on the Closing Date Balance Sheet (the “Retained Liabilities”) The Seller expressly understands and agrees that except for the Assumed Liabilities, the Buyer has not agreed to pay, will not be required to assume and will have no liability or obligation, direct or indirect, absolute or contingent, of the Seller or any of its Affiliates, which Liabilities will, as between the Seller, on the one hand, and the Buyer, on the other hand, remain the sole responsibility of, and will be satisfied by, the Seller, including, without limitation:

(a)           Any Liabilities arising under, in connection with or related to any Seller Employee Benefit Plan;

(b)           Any Liabilities arising in connection with or related to any Business Employee who does not accept Buyer’s offer of employment pursuant to Section 8.1 (other than Liabilities incurred by Buyer solely as a result of Buyer’s noncompliance with Law in connection with its offer of employment to Business Employees pursuant to Section 8.1 or any breach by Buyer of its obligations under Section 8.1);

(c)           Any Liabilities arising in connection with or related to the employment of the employees of the Business prior to the Closing, other than vacation and floating holiday balances of Employees assumed by Buyer pursuant to Section 8.1;

(d)           Any Liabilities for any Income Taxes of Seller or SPX (whether resulting from the transactions contemplated by this Agreement, or otherwise) and any liability for any other Taxes of Seller or SPX for any taxable period or portion thereof ending on or before the Closing Date except to the extent such liability for Taxes is set forth on the Closing Date Balance Sheet;

(e)           Any litigation or proceedings pending on the Closing Date against Seller or with respect to the Business, whether civil, criminal, regulatory or otherwise;

(f)            Any Liabilities of Seller on account of indebtedness for borrowed money or represented by (i) notes, (ii) bonds that evidence indebtedness, surety bonds, performance bonds, letters of credit and the like, or (iii) debentures (or reimbursement agreements in respect thereof), together with all accrued interest thereon and applicable prepayment premiums;

(g)           Any costs, expenses, fees of attorneys, accountants, consultants or brokers engaged by Seller related to the negotiation or preparation of this Agreement or the consummation of the Closing;

(h)           Any claims for workers’ compensation by employees of the Business to the extent that such claims arise out of occurrences prior to the Closing Date or with respect to any Business Employee who is not an Employee (as defined in Section 8.1);

(i)            Any Liability for bonuses payable to any Employee under the SPX 2005 Bonus Plan;

(j)            Any stay bonuses due to employees of the Business by Seller as a result of consummation of the Closing;

(k)           Any Liability arising out of or related to (A) the disposal, release or use of Hazardous Materials by the Seller or its Affiliates on the Leased Real Property or with respect to the Real Properties (other than the Leased Real Property) of the Seller or its Affiliates on or prior to Closing or (B) any violation of any Environmental Laws by the Seller or its Affiliates on the Leased Real Property or with respect to the Real Properties (other than the Leased Real Property) of the Seller or its Affiliates on or prior to Closing;

(l)            The failure of the Seller to obtain any clearance certificate or similar document required by any taxing authority in order to relieve the Buyer of any obligation to withhold any portion of the Purchase Price in order to avoid any successor liability for Taxes;

(m)          Any unauthorized use by Seller of the Gould name and mark;

(n)           The excess over $25,000 per claim, action, event or occurrence of the Liabilities relating to actions, events or occurrences occurring prior to Closing described in clause (k) of Section 2.1 that arise within three (3) years after Closing.

(o)           To the extent not duplicative of or inconsistent with clauses (a)-(n) above, liabilities exclusively or primarily arising out of any of the Excluded Assets; and

Seller shall remain liable for and will pay, perform or otherwise discharge all of its liabilities and obligations arising under all Retained Liabilities in the ordinary course of business; provided, however, Seller shall have the ability to contest such liabilities and obligations in good faith by appropriate proceedings.

ARTICLE III.
PURCHASE PRICE

Section 3.1.            Purchase Price. The purchase price for the Assets and the other obligations of Seller under this Agreement is $2,365,000, which shall be paid by Buyer at the Closing by wire transfer of immediately available funds to an account designated by Seller (the “Purchase Price”).

Section 3.2.            Closing Date Net Working Capital Statement.

(a)           As used herein, the “Adjusted Purchase Price” shall be equal to the Purchase Price (i) plus the amount by which the Closing Date Net Working Capital exceeds the Base Net Working Capital or (ii) minus the amount by which the Closing Date Net Working Capital is less than the Base Net Working Capital, as applicable. The Closing Date Net Working Capital shall be calculated as set forth on Exhibit A attached hereto.

(b)           As promptly as reasonably practicable after the Closing Date and, in any event, not later than 60 days after the Closing Date, Seller shall prepare and deliver to Buyer a written report that contains a balance sheet of the Business as of the Closing Date (the “Closing Date Balance Sheet”) and a written statement and detailed computation (the “Closing Date Net Working Capital Statement”) of the Closing Date Net Working Capital. The Closing Balance Sheet and Closing Date Net Working Capital Statement shall be prepared consistent with and using the same methods, procedures, assumptions and adjustments employed on the Interim Balance Sheet. Buyer shall have sixty (60) days after receipt to review all work papers, schedules, memoranda and other documents, records or data used by Seller in preparation of the Closing Date Net Working Capital Statement and the Interim Balance Sheet. If Buyer fails to notify Seller within such sixty (60) day period of any dispute which it has with the Closing Statement, or if Seller and Buyer agree on the resolution of all matters relating to the Closing Date Net Working Capital Statement within such sixty (60) day period, the Closing Date Net Working Capital Statement and the Closing Working Capital derived therefrom shall be conclusive and binding on the parties. In addition, in the event Buyer notifies Seller of a dispute as to a particular item or items, all remaining items shall be final and binding on the parties (the “Undisputed Partial Determination”). If Seller and Buyer shall fail to reach an agreement with respect to all matters relating to the Closing Date Net Working Capital Statement within such sixty (60) day period, then all disagreements shall be submitted for resolution to Grant Thornton LLP or another nationally known accounting firm of similar reputation which has no connection or tie to the parties (the “Auditor”). If the Auditor is unable to review the matter or has had a material relationship with either Buyer or Seller within the preceding two years and if the parties cannot agree on the selection of an alternative independent accounting firm to act as the Auditor within twenty (20) days following the end of the sixty (60) day period, the parties shall request the American Arbitration Association to appoint such a firm, and such appointment shall be conclusive and binding on the parties. Promptly, but no later than twenty (20) days after its acceptance of its appointment as the Auditor, the Auditor shall determine, based solely on presentations by Buyer and Seller, and not by independent review, only those issues in dispute and shall render a written report as to the dispute and the resulting computation of the Closing Date Net Working Capital Statement and the Closing Net Working Capital, which shall be conclusive and binding upon the parties. In resolving any disputed item, the Auditor (x) shall be bound by the methods, procedures, assumptions and adjustments employed on the Interim Balance Sheet and (y) may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The fees, costs and expenses of the Auditor (i) shall be borne by Buyer in the proportion that the aggregate dollar amount of such disputed items so submitted that are unsuccessfully disputed by Buyer (as finally determined by the Auditor) bears to the aggregate dollar amount of such items so submitted and (ii) shall be borne by Seller in the proportion that the aggregate dollar of such disputed items so submitted that are successfully disputed by Buyer (as finally determined by the Auditor) bears to the aggregate dollar amount of such items so submitted. Whether any dispute is resolved by agreement among the parties or by the Auditor, changes to the Closing Statement shall be made hereunder only for items as to which Buyer has taken exception as provided herein.

(c)           Within five (5) days after the final determination of the Adjusted Purchase Price (whether through failure of Seller to deliver a timely Notice of Objection, agreement of the parties or determination of the Arbitrator): (i) if the Adjusted Purchase Price is less than the Purchase Price, Seller shall pay to Buyer the difference between the Purchase Price and the Adjusted Purchase Price (ii) if the Adjusted Purchase Price is greater than the Purchase Price, Buyer shall pay to Seller the difference between the Adjusted Purchase Price and the Purchase Price.

(d)           All payments required to be made to Seller or Buyer, as the case may be, pursuant to this Section 3.2, shall be made by wire transfer of immediately available U.S. funds to an account designated in writing from Seller or Buyer, as appropriate, delivered to the other party no later than one business day prior to the payment date.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES

Section 4.1.            Representations and Warranties of Seller. Seller represents and warrants to Buyer, except as otherwise set forth in the disclosure schedule delivered by Seller to Buyer concurrently herewith (the “Disclosure Schedule”), as follows:

(a)           Organization and Standing. Seller is duly organized, validly existing and in good standing as a limited liability company under the Laws of its jurisdiction of organization and is qualified to do business as a foreign limited liability company in each jurisdiction set forth in Section 4.1 (a) of the Disclosure Schedule. Neither the location of any property included in the Assets nor Seller’s conduct of the Business requires Seller to be qualified to do business as a foreign limited liability company in any state or other jurisdiction, other than those jurisdictions in which it is so qualified.

(b)           Authority; No Conflicts. Seller has all requisite power and authority to execute, deliver and perform all of its obligations under this Agreement and each other agreement, document or instrument required to be delivered by Seller hereby or in connection herewith (collectively, the “Seller Documents”). The execution, delivery and performance by Seller of this Agreement and each of the Seller Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action. This Agreement and the Seller Documents have each been duly executed and delivered by Seller, and each constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity. Neither the execution and delivery by Seller of this Agreement and Seller Documents, nor the consummation of the transactions contemplated hereby and thereby shall result in (i) a violation of any provision of its Certificate of Incorporation or By-laws (or foreign equivalent), (ii) a default (or event which with notice or lapse of time or both would constitute a default) under, or the acceleration of any obligation under, any indenture, trust deed, loan agreement or other instrument relating to or evidencing indebtedness for monies borrowed by or credit available to it, (iii) a violation of any provision of any court order, arbitration award, judgment or decree to which it is a party or by which it or its property is bound, (iv) subject to the obtaining of the consents referred to Section 4.1(p) of the Disclosure Schedule, a default (or event which with notice or lapse of time or both would constitute a default) under, or the acceleration of any obligation under, any Contract, (v) the creation of any Encumbrance on any of the Assets, (vi) violate any Permit or any Laws applicable to Seller or to the Business or any Asset, or (vii) violate any Law.

(c)           Consents. Except for any non-assignable Permits listed in Section 4.l(c) of the Disclosure Schedule and the consents listed in Section 4.1(p) of the Disclosure Schedule, Seller has obtained all governmental and third party consents and governmental and third party approvals required to be obtained by it to enter into this Agreement and the Seller Documents and to consummate the transactions contemplated hereby and thereby.

(d)           Financial Statements.

(i)            True and complete copies of the unaudited balance sheets of the Business as of December 31, 2004, the related statement of income for the year ended 2004, and of the unaudited balance sheet of the Business as of September 30, 2005 (the “Interim Balance Sheet”) and the related statement of income for the nine-month period then ended (such balance sheets and related income statements are collectively referred to herein as the “Financial Statements”), are attached hereto as Section 4.1 (d) of the Disclosure Schedule. Except as set forth in Section 4.1 (d) of the

Disclosure Schedule, including, without limitation, the GAAP exceptions set forth therein (the “GAAP Exceptions”) the Financial Statements (A) have been prepared in accordance with GAAP consistently applied throughout the periods indicated, and (B) present fairly in all material respects, the financial results of the Business at the respective dates thereof, which have been derived from and are in accordance with the books and records of the Business and the results of the Business operations, subject to normal year-end adjustments and any other adjustments described therein.

(ii)           (A) The Seller has good, right, title and interest in and to all of the trade Receivables, (B) none of the trade Receivables is subject to any Encumbrance, other than a Permitted Encumbrance, (C) all of the trade Receivables constitute valid and enforceable claims, except to the extent of any reserves and arose from bona fide transactions in the ordinary course of business, and (D) have not arisen from consignment sales that are subject to return. To Seller’s Knowledge, there are not any valid defenses, set-offs or counterclaims or setoffs against any such trade Receivables. The reserve established on the Interim Balance Sheet is adequate to cover any doubtful accounts and, subject to such reserve. Section 4.1 (d) of the Disclosure Schedule is a true, correct and complete aging report for the Receivables as of September 30, 2005.

(iii)          Except as set forth on Schedule 4.1(d), all accounts payable of the Seller arose in bona fide transactions in the ordinary course of business and no such account payable is delinquent (unless disputed in good faith) by more than thirty (30) days in its payment.

(iv)          Since September 30, 2005, the Seller has operated the Business only in the ordinary course in accordance with procedures and practices in effect on such date. Without limiting the foregoing, since September 30, 2005, (A) there has not been any event or change in the financial condition, operations, business, assets, properties, liabilities, employees, customers or results of operation of the Business which, in the aggregate, have had or may be reasonably expected to have a Material Adverse Effect, (B) Seller has not sold, leased, transferred, assigned or disposed of any of assets of the Business, tangible or intangible; other than in the ordinary course of business, (C) no party has accelerated, terminated, modified or cancelled any Material Contract except in the ordinary course of business, (D) Seller has not imposed any Encumbrance upon any of the Assets, except for Permitted Encumbrances, (E) Seller has not made any capital expenditure with respect to the Business outside of the ordinary course of business, (F) Seller has not delayed or postponed the payment of accounts payable or other liabilities with respect to the Business outside the ordinary course of business, (G) Seller has not experienced any damage, destruction or loss (whether or not covered by insurance) to any property of the Business that has had or may be reasonably expected to have a Material Adverse Effect, (H) Seller has not entered into any employment contract or collective bargaining agreement with respect to the Business, written or oral, or modified the terms of any existing such contract or agreement, or materially altered or made commitments to materially alter the terms of compensation (whether base salary, bonus or benefits) payable to any Business Employee, except for customary raises in connection with annual performance reviews which are reflected in Schedule 4.l(h)(v) of the Disclosure

Schedule and Seller has not materially increased or decreased, or made commitments to materially increase or decrease, the number of Business Employees or materially altered or made commitments to materially alter other terms and conditions of the employment of any Business Employee, including a Business Employee’s title or job description, (I) Seller has not made any material change in accounting methods or policies having an effect on the Assets or the Business, (J) Seller has not cancelled, compromised, waived or released any material right or claim (or series of related material rights and claims) relating to the Business, (K) except as set forth in Section 4.1(d) of the Disclosure Schedule, Seller has not entered into any agreement, contract, lease or license (or series of related agreements, contracts, leases and licenses) outside the ordinary course of business, (L) Seller has not sold, or offered to sell, any of its products related to the Business at a discount to the standard price of such products, other than in the ordinary course of business, and (M) there has been no agreement by Seller, or any employees, agents or Affiliates of Seller, to do any of the things described in the preceding clauses (A) through (L).

(e)           No Undisclosed Liabilities. As of the date of this Agreement, there are no Liabilities arising out of or related to the Business or the Assets that would be of a type required by GAAP to be set forth on a balance sheet or in the footnotes to such balance sheet, other than (i) Retained Liabilities, (ii) Liabilities disclosed, recorded or reserved against on the Interim Balance Sheet, (iii) Liabilities disclosed on the Disclosure Schedule, (iv) Liabilities incurred since the date of the Interim Balance Sheet in the ordinary course of the Business consistent with past practice, or (v) Liabilities incurred under this Agreement.

(f)            Litigation. No Action against or binding upon Seller with respect to the Business or the Assets, or in which any Person seeks to prohibit or prevent the consummation of the transactions contemplated by this Agreement, is pending or, to Seller’s Knowledge, threatened before any Governmental Authority. Section 4.1(f) of the Disclosure Schedule sets forth a correct and complete list of all Actions currently pending against or threatened in writing against Seller with respect to the Business or the Assets. Except as set forth in Section 4.1(f) of the Disclosure Schedule, Seller is not subject to any Governmental Order adversely affecting the ownership, operation or use of the Business or the Assets. To the Knowledge of the Seller, there is no reasonable basis for any meritorious Action against or affecting the Business or the Assets.

(g)           Compliance with Laws and Permits. Except as set forth in Section 4.1(g) of the Disclosure Schedule and specifically excluding all matters pertaining to Environmental Law (as to which Section 4.l(m) shall apply), ERISA (as to which Section 4.1(i) shall apply) and Taxes (as to which Section 4.1(o) shall apply) Seller in the conduct of the Business, is now in compliance in all material respects with all applicable Laws, judgments and decrees of all Governmental Authorities, and all Governmental Orders, binding upon Seller with respect to the Business and the Assets as in effect on the date hereof, and no Action is currently pending against or threatened in writing against Seller with respect to the Business or the Assets alleging any failure so to comply. All Permits for the Business are in full force and effect and no proceedings are pending or, to the Seller’s Knowledge, threatened that could be reasonably expected to result in the revocation, cancellation or suspension thereof.

(h)           Labor Matters. Except as set forth in Section 4.1(h) of the Disclosure Schedule:

(i)            Except as set forth in Section 4.1(h)(i) of the Disclosure Schedule, Seller, with respect to the Business, is not a party to any collective bargaining agreement or any other labor union agreement with any labor organization applicable to any Business Employees. There are no pending demands for recognition of a union as collective bargaining agent for all or any portion of the Business Employees. There is not pending or, to Seller’s Knowledge, threatened any strike, lockout, work stoppage, union organizing effort or unfair labor practice proceeding or labor arbitration proceeding involving any of the Business Employees.

(ii)           Except as set forth in Section 4.1(h)(ii) of the Disclosure Schedule, Seller (with respect to the Business Employees) is in compliance in all material respects with all applicable Laws relating to employment, employment practices and terms and conditions of employment, including those regarding wages, hours and social security and similar Taxes. Seller (with respect to the Business Employees) has withheld all amounts required by Law or agreement to be withheld from the wages or salaries of, and other payments to, its employees and any former employees and is not liable for any arrearages of wages, salaries or other payments to such employees and any former employees or any taxes or penalties for failure to comply with any of the foregoing.

(iii)          Except as set forth in Section 4.1(h)(iii) of the Disclosure Schedule, Seller (with respect to Business Employees) is in compliance in all material respects with all applicable Laws relating to age, race, disability, national origin and sex discrimination and harassment. There are no pending or, to Seller’s Knowledge, threatened Actions, claims, lawsuits or other legal or administrative proceedings against Seller alleging a failure to comply with any such Law, and there are no outstanding orders, injunctions or decrees against Seller arising out of any such alleged failure.

(iv)          Section 4.1(h)(iv) of the Disclosure Schedule contains a correct and complete list of (A) all written contracts for the employment, non-competition agreements and confidentiality agreements of any Business Employee and (B) all written contracts for the engagement of any consultant or independent contractor by Seller in the Business.

(v)           Section 4.1(h)(v) of the Disclosure Schedule (A) lists each Business Employee, including each employee on leave of absence or layoff status, and the following information for each Business Employee: name, job title, rate of compensation and targeted bonus accrued as of the Closing Date, vacation and floating holiday balances of each Business Employee as of the Closing Date, and (B) contains a complete and accurate description of all Liabilities with respect to any Business Employee on layoff status.

(i)            ERISA.

(i)            Section 4.1(i) of the Disclosure Schedule lists all employee benefit plans as that term is defined in Section 3(3) of ERISA, and any other pension plan or welfare plan or employee benefit arrangement or payroll practice, including, without limitation, severance pay, retention plans or agreements, stay bonuses, company awards, salary continuation plans, disability pay, sick leave, vacation leave, other paid or unpaid leave, paid time off, personal leave, deferred compensation, bonus plans, arrangements or agreements, loans, incentive compensation, stock option and stock purchase arrangements or agreements maintained or contributed to by Seller or any entity that is treated with Seller as a single employer under Section 414 of the Code (“ERISA Affiliate”) for the benefit of any current or former employee of the Business (collectively, the “Seller Employee Benefit Plans”). Seller has delivered or made available to Buyer correct and complete copies of its Seller Employee Benefit Plans or, in lieu thereof, summary plan descriptions or other descriptions to the extent requested by Buyer. Except as set forth on Section 4.1(i) of the Disclosure Schedule, each of the Seller Employee Benefit Plans has been operated in all material respects in compliance with all applicable Laws and the plan documents. Seller’s 401(k) plan is and at all times has been a qualified plan under Code Section 401(a).

(ii)           Except for vacation and floating holiday balances assumed by Buyer pursuant to Section 8.1, there are no Liabilities or obligations relating to any Seller Employee Benefit Plans which would impose any obligation or Liability on Buyer. Neither Seller nor any ERISA Affiliate has any liability under, arising out of or by operation of Title IV of ERISA, other than Liability for premiums to the PBGC arising in the ordinary course of business, and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement could give rise to any such Liability. No pension plan (as defined in Section 3(2) of ERISA) maintained, contributed to or sponsored by Seller has an accumulated funding deficiency within the meaning of Section 412 of the Code. Seller has not incurred any Liability to any multiemployer plan, as that term is defined in Section 3(37) of ERISA, that could impose any Liability on Buyer.

(j)            Intellectual Property. Except for Intellectual Property relating to commercial, off-the-shelf software, Section 4.1(j) of the Disclosure Schedule lists all Intellectual Property that is registered with, has been applied for, or has been issued by the U.S. Patent and Trademark Office or a corresponding foreign governmental or public authority and all Intellectual Property that: (i) is owned by, licensed to or otherwise controlled by the Seller that is used in, developed for use in, or necessary to the conduct of the Business as now conducted; or (iii) has been licensed to or from third parties, including a description of each license agreement, the name and address of the licensee or licensor, as the case may be, and the date and term of the agreement and the royalties or other fees payable thereunder. The Seller has delivered or made available to Buyer, to the extent not publicly available, complete and accurate copies of correspondence, litigation documents, agreements, file histories and office actions relating to the patents and patent applications listed in Section 4.1(j) of the Disclosure Schedule. Each item of Intellectual Property set forth on Section 4.1(j) of the Disclosure Schedule owned will be owned or available for use by Buyer on identical terms and conditions immediately after the Closing.

(i)            Section 4.1(j) of the Disclosure Schedule lists all Internet Domain Names included in the Intellectual Property. The Seller is the registrant and sole legal and beneficial owner of the Internet Domain Names included in the Intellectual Property, free and clear of all Liens. The Seller is the registered owner of the trademarks underlying each of the domain names included in the Intellectual Property. The Seller is not aware of any pending or threatened actions, suits, claims, litigation or proceedings relating to the domain names included in the Intellectual Property. The Seller has operated the websites identified in the Disclosure Schedule.

(ii)           During Seller’s ownership of the Business, all personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception or development, or both, of the Intellectual Property set forth on Section 4.1(j) of the Disclosure Schedule on behalf of the Seller and all officers and technical employees of the Seller either (i) have been a party to “work-for-hire” arrangements or agreements with the Seller that has accorded the Seller full, effective, sole, exclusive and original ownership of all tangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor of the Seller as assignee that have conveyed to the Seller effective, sole and exclusive ownership of all tangible and intangible property arising thereby.

(iii)          Seller has received no indication or any notification that the Intellectual Property set forth on Section 4.1(j) of the Disclosure Schedule is not valid and in full force and effect, or otherwise has no reason to believe that the Intellectual Property set forth on Section 4.1(j) of the Disclosure Schedule is not valid, and all applications are pending and in good standing, and Seller either owns the entire right, title and interest in and to or has a license to practice all Intellectual Property set forth on Section 4.1(j) of the Disclosure Schedule without qualification, limitation or encumbrance of any kind.

(iv)          Seller has not received any notice from any third party of any infringement or misappropriation by the Seller of any intellectual property right for any third party and no notice has been received by any third party challenging the Seller’s ownership to any of the Intellectual Property set forth on Section 4.1(j) of the Disclosure Schedule. To Seller’s Knowledge, the conduct of the Business as conducted since October 11, 2003 does not infringe or misappropriate any intellectual property right of any other person. No claim by any third party contesting the validity of the Intellectual Property set forth on Section 4.1(j) of the Disclosure Schedule has been made, is currently outstanding or, to the Knowledge of the Seller, is threatened or reasonably expected to arise. To the Knowledge of the Seller, no third party is infringing the Intellectual Property set forth on Section 4.1(j) of the Disclosure Schedule.

(k)           Title; Encumbrances.

(i)            Seller has good and valid title to, or in the case of leased properties and assets, valid leasehold interests in, all of the Assets, free and clear of any and all Encumbrances, other than Permitted Encumbrances and/or mechanics’, carriers’, workers’, repairmen’s and other similar liens arising or incurred in the ordinary course of business with respect to charges not yet due and payable. For purposes of this Agreement, “Permitted Encumbrances” means (i) statutory liens for current real estate taxes on the Leased Real Property that are not yet due and payable; (ii) statutory liens incurred in the ordinary course of business in connection with worker’s compensation, unemployment insurance, or other forms of governmental insurance or benefits; (iii) acts done, or suffered to be done by, and judgments against, buyer or any of its Affiliates and those claiming by, through or under Buyer or any of its Affiliates, and (iv) consigned tooling, equipment inventory and production fixtures. Permitted Encumbrances shall also include Encumbrances on the Leased Real Property if and only if Buyer approves of the same in writing prior to the Closing Date.

(ii)            Section 4.1(k) of the Disclosure Schedule lists all of the fixed Assets included in the Interim Balance Sheet. All such fixed Assets are in good operating condition and repair, subject to normal wear and tear.

(l)            Real Property.

(i)            The Leased Real Property constitutes all real property used by Seller or necessary for Seller to carry on the operation of the Business as presently conducted. The Leased Real Property does not include any real property that is not used by Seller in the ordinary course of its business. Section 4.1(l) of the Disclosure Schedule sets forth a complete list of all leases and other agreements pertaining to the Leased Real Property (collectively, “Leases”). Section 4.1(l) of the Disclosure Schedule sets forth a complete list of the Leases requiring consent of any other party thereto with regard to an assignment of Seller’s interests under the Leases to Buyer, and Seller agrees to obtain any such consent prior to the Closing Date. Seller has delivered to Buyer complete and accurate copies of all Leases, and none of the Leases has been modified. Except as set forth in Section 4.1(l) of the Disclosure Schedule, the Business does not currently own, have fee title to, lease or otherwise occupy any real property other than the Leased Real Property.

(ii)           With respect to the Leased Real Property:

(A)          The Leases are legal, valid, binding, enforceable and in full force and effect against Seller and, to Seller’s Knowledge, the other party thereto, and Seller holds a valid and existing leasehold interest under each of the Leases.

(B)           Neither Seller nor, to Seller’s Knowledge, the other party to the Leases is in breach or default thereunder and, to Seller’s Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time, or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under the Leases;

(C)           No security deposit or portion thereof deposited with respect to the Leases has been applied in respect of a breach or default under any of the Leases which has not been re-deposited in full;

(D)          Seller does not owe, and will not owe in the future, any brokerage commission, finder’s fee, or any other leasing or similar fee or commission or on account of (aa) any of the Leases, and/or (bb) the exercise of any unilateral expansion, renewal or extension options under any of the Leases;

(E)           The other party to the Leases is not an Affiliate of and, to Seller’s Knowledge, does not otherwise have any economic interest in Seller;

(F)           Seller has not subleased, licensed or otherwise granted any person or entity the right to occupy such Leased Real Property or any portion thereof;

(G)           No construction or alteration work performed by on behalf of Seller with respect to any of the Leased Real Property remains to be paid for;

(H)          Seller presently enjoys peaceful and undisturbed possession of the Leased Real Property sufficient for current use and operations;

(I)            The Leased Real Property and all improvements thereon are in good operating condition and repair, with no material maintenance, repair or replacement having been deferred or neglected; are suitable for the present use by Seller; and are free from other material defects;

(J)            The Leased Real Property and Seller’s use thereof conform with all applicable Laws, and there are no existing restrictive covenants or Laws that currently materially adversely affect or prohibit Seller’s current use of the Leased Real Property or will so materially adversely affect or prohibit any continuation of such use after the Closing Date;

(K)          Seller has not received (i) any governmental notices with regard to any Leased Real Property or (ii) any notices of violation of laws with regard to (a) any of the Leased Real Property or (b) any of Seller’s operations thereon;

(L)           Seller is in compliance with Article VII of the Leases;

(M)         All public utilities necessary in any material respect for the current use and operation of any facilities on the Leased Real Property are available for use or access at such properties, and there is no legal or physical impairment to free ingress or egress from any of such facilities or real properties;

(iii)          Seller has not received written notice of any special assessment proceedings affecting the Leased Real Property. To Seller’s Knowledge, there is no pending or threatened condemnation of any Leased Real Property or portion thereof

(iv)          Seller has not caused any work or improvements to be performed upon or made to any of the Leased Real Property for which there remains outstanding any payment obligation that could result in the imposition of any lien on the Leased Real Property or the buildings or improvements thereon or Seller’s interest in the Leased Real Property.

(m)          Environmental Matters. Notwithstanding any other provision of this Agreement, this Section 4.1(m) contains the only representations or warranties of Seller with respect to Environmental Law or environmental matters, and no other statement in this Agreement or in any other document or information delivered or given to or received by or on behalf of Buyer shall be deemed to be a representation or warranty relating to Environmental Law or environmental matters.

Except as set forth on Section 4.1(m) of the Disclosure Schedule with respect to paragraphs (i), (ii), (iii) and (iv) below:

(i)            Each of the Assets is in material compliance with all Environmental Laws. There are no Hazardous Materials located on or at the Leased Real Property, except for minimal amounts of Hazardous Materials that are used in connection with the Business. To Seller’s Knowledge, there is no Release of any Hazardous Material at, on, under, in, to or from any of Leased Real Property. To Seller’s Knowledge, there is no Release of any Hazardous Material at, on, under, in, or from any other property that has migrated, or is migrating to, on, or under, or is otherwise threatening the Leased Real Property. To Seller’s Knowledge, no party is currently alleging that Seller, with respect to the Business, is actually or potentially responsible for the presence or Release of any Hazardous Material at any location, whether at the Leased Real Property or otherwise, at which Hazardous Materials were allegedly manufactured, used, generated, processed, treated, stored, disposed, arranged for disposal or otherwise handled by Seller with respect to the Business or to which Hazardous Materials were allegedly transported by Seller from the Business or the Leased Real Property. To Seller’s Knowledge, Seller, with respect to the Business, is not currently subject to any claim, demand or action by any Person alleging any actual or threatened injury or damage to any Person, property, natural resource or the environment arising from or relating to the actual or alleged exposure to any Hazardous Material from the Business or to the actual or alleged presence, Release of any Hazardous Materials at, on, under, in, to or from the Leased Real Property or in connection with any operations or activities thereat. To Seller’s Knowledge, neither the Leased Real Property nor any operations or activities at the Leased Real Property, nor any other operations or activities of Seller with respect to the Business is subject to any judicial or administrative inquiry, investigation, Action, order, consent, agreement or any lien relating to any Environmental Law or Environmental Claims. To the Knowledge of Seller, there are no underground storage tanks presently located at the Leased Real Property. To Seller’s Knowledge, there are no Releases of any Hazardous Material from any underground storage tanks or related piping at the Leased Real Property.

(ii)           To Seller’s Knowledge, there is no administrative order or notice, consent order or agreement, litigation, summons, settlement or citation with respect to Hazardous Materials or Releases thereof or any actual or alleged violation of any Environmental Law in connection with the operation of the Leased Real Property. To Seller’s Knowledge, no state, local or foreign government, governmental agency or regulatory authority is alleging that any condition exists on the Leased Real Property that is violation of or would require Remediation under any Environmental Law. To Seller’s Knowledge, no condition exists on the Leased Real Property that is a violation of or would require Remediation under any Environmental Law.

(iii)          Seller holds and is in material compliance with all permits, certificates, licenses, approvals, registrations and authorizations required under Environmental Laws in connection with the operation of the Business and the use and ownership of the Assets (“Environmental Permits”). All such Environmental Permits are in full force and effect. Seller with respect to the Business has made timely applications or notifications for the renewal of all Environmental Permits for which Environmental Laws require that applications or notices must be filed by it on or before the date hereof to maintain the Environmental Permits in full force and effect up to and through the date hereof.

(iv)          Seller with respect to the Business has timely filed all reports, obtained all required approvals, generated and maintained in all material respects all required data, documentation and records required by the Environmental Laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated, or approved thereunder.

(v)           As used in this Section 4.1(m):

“Environmental Claim” means any written notice of violation, written notice of potential or actual responsibility or liability, claim, suit, action, demand, directive or order by any Person for any damage (including, but not limited to, personal injury, tangible or intangible property damage, contribution, indemnity, indirect or consequential damages, damage to the environment, environmental removal, response or Remediation costs, nuisance, pollution, contamination or other adverse effects on the environment or for fines, penalties or restrictions on existing environmental permits or licenses) resulting from or relating to (A) the presence of, the Release into the environment of, or exposure to, any Hazardous Material, (B) the generation, manufacture, processing, distribution, use, handling, transportation, storage, treatment or disposal of any Hazardous Material, (C) the violation of any Environmental Laws or (D) the non-compliance with any Environmental Laws.

“Environmental Laws” mean any Federal, state, regional, county, local, governmental, public or private statute, Law, regulation, ordinance or license pertaining to protection of the environment, health or safety of persons, natural resources, conservation, wildlife, waste management, any Hazardous Material Activity, or pollution (including, without limitation, regulation of releases and disposals to air, land, water and groundwater), and includes, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, Solid Waste Disposal Act, as amended by the Resource Conversation and Recovery Act and Solid and Hazardous Waste Amendments, Federal Water Pollution Control Act, as amended by the Clean Water Act, Clear Air Act, as amended, Toxic Substances Control Act, Emergency Planning and Community Right-to-Know Act, National Environmental Policy Act, Safe Drinking Water Act, Occupational Safety and Health Act and any similar or implementing state Law including, without limitation, and all amendments, rules and regulations promulgated thereunder; in each case as in effect on the date hereof.

“Hazardous Materials” mean any hazardous toxic chemical, waste, byproduct, pollutant, contaminant, compound, product or substance, including, without limitation, asbestos, polychlorinated biphenyls, petroleum (including crude oil or any fraction thereof), lead-based paint, and any material the exposure to, or manufacture, possession, presence, use, generation, storage, transportation, treatment, release, disposal, abatement, cleanup, removal, remediation or handling of which, is prohibited, controlled or regulated by an Environmental Law.

“Hazardous Material Activity” means any activity, event or occurrence involving a Hazardous Material, including, without limitation, the manufacture, possession, presence, use, generation, storage, transportation, treatment, release, disposal, abatement, cleanup, removal, remediation or handling.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, seeping, dispersal, releasing, migration, placing and the like, through, into or upon, any land, soil, surface water, groundwater or air, or otherwise into the environment, the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Substance, but excluding the normal application of fertilizer and minimal non-material releases.

“Remediation” means all actions to (x) clean up, remove, treat, correct or in any other way respond to any Release of any Hazardous Substance; (y) prevent the Release or minimize the further Release of any Hazardous Substance; or (z) perform studies, investigations or monitoring necessary or required to investigate the foregoing or post-remedial studies, investigations, monitoring or operations and maintenance with respect to the foregoing.

(n)           Brokers. No broker, finder, investment banker or other third party is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

(o)           Taxes. Seller and SPX, with respect to the Business, have filed or will file, on a timely basis and in accordance with applicable Laws, all returns and all reports for Taxes that they were required to file as of the date hereof, or that they are required to file on or before the Closing Date; and all such returns and reports were or will be correct and complete in all material respects. Except for Taxes due and payable after the date hereof that are accrued as current liabilities on the Closing Date Balance Sheet and that are included as liabilities in Closing Date Net Working Capital, Seller and SPX have timely paid or will timely pay all Taxes with respect to the Business that relate to or accrue in any taxable period or portion thereof ending on or prior to the Closing Date (other than Taxes which Seller is disputing in good faith by appropriate procedures and which disputed Taxes have been set forth on Section 4.1(o) of the Disclosure Schedule). All Taxes that Seller or SPX were required to withhold, deduct or collect with respect to the Business for any taxable period or portion thereof ending on or before the Closing Date have been or will be duly withheld, deducted and collected and, to the extent required, have been timely paid and reported to the proper Governmental Authority. There are (and immediately after the Closing there will be) no Encumbrances on any of the Assets that arose in connection with any failure (or alleged failure) to pay Taxes. Buyer, after the assumption of the Contracts by it on the Closing Date, will not be a party as a successor or otherwise or an assignee of or otherwise liable under any agreement, contract, arrangement or plan that (i) has resulted or would result, separately or in the aggregate, in connection with this Agreement or any change of control of Seller, SPX or their Affiliates, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code; or (ii) would obligate Buyer to provide “gross-up” benefits with respect to any excise tax due on any “excess parachute payments” within the meaning of Section 280G of the Code.

(p)           Material Contracts. Section 4.1(p) of the Disclosure Schedule contains a complete and accurate list or (in the case of oral agreements) description of the following agreements, contracts or instruments to which Seller (with respect to the Business) is a party or by which Seller (with respect to the Business) or any of the Assets is bound (each such agreement, contract or instrument being a “Material Contract”):

(i)            all contracts (including open purchase orders) for the future purchase of materials or supplies by the Business requiring payments, in the aggregate, in excess of $20,000 or with a remaining term in excess of one year;

(ii)           all contracts or commitments for capital expenditures by the Business under which Seller with respect to the Business as of the date of this Agreement has remaining obligations in excess of $20,000 each;

(iii)          all contracts with distributors, dealers or sales representatives of the Business which accounted for sales by Seller with respect to the Business of $20,000 or more in 2004;

(iv)          all contracts or commitments (including open purchase orders) for the future sale of products of the Business in excess of $20,000 or with a remaining term in excess of one year;

(v)           all leases, easements or other agreements relating to use or possession of any real property under which Seller with respect to the Business is (A) obligated or bound, (B) a lessor, or (C) a lessee and which is a lease of real property;

(vi)          all leases or agreements relating to use or possession of any personal property under which Seller with respect to the Business is obligated or bound providing for aggregate future payments of more than $20,000 or which may not be canceled upon 90 or fewer days’ notice without any liability, penalty or premium;

(vii) all licenses, whether as licensor or licensee, of any material Intellectual Property (excluding any shrink-wrap, click-wrap, box top, purchase order, and purchase acknowledgment, or other form licenses, the terms of which were not determined by meaningful negotiation) of the Business;

(viii) all notes, bonds, indentures and other instruments and agreements evidencing or creating obligations for borrowed money with respect to the Business and guarantees of obligations for borrowed money with respect to the Business, and all reimbursement agreements with respect to letters of credit with respect to the Business;

(ix)           all joint venture, partnership or other similar contracts (however named) involving a sharing of profits and losses by Seller with respect to the Business with any other Person;

(x)            any employment or consulting agreement, non-competition agreement or confidentiality agreement between Seller and any current employee or consultant of the Business;

(xi)           any agreement between Seller and any employee organization that represents employees of the Business;

(xii) all contracts for the engagement of any consultant with respect to the Business that has a term of six months or more or calls for payments in excess of $50,000;

(xiii) all contracts pursuant to which the Seller acquired the Business;

(xiv) any contract prohibiting, partially restricting or otherwise limiting the Seller’s ability to compete, solicit customers or otherwise operate the Business or make, use, offer for sale, sell, import, copy, modify, distribute or exploit the Assets anywhere in the world;

(xv) any other contract that is material to the operation of the Business or the termination of which would be reasonably likely to have a Material Adverse Effect;

(xvi) all amendments, supplements, and modifications (whether written or oral) in respect of any of the foregoing.

Each of the Material Contracts is in full force and effect and is valid and enforceable in accordance with its terms against Seller, and, to the Knowledge of Seller, against the other party(ies) to those Material Contracts, subject to the qualifications that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law) or by an implied covenant of good faith and fair dealing. Seller has made available to Buyer true, correct and complete copies of the Material Contracts for review, although such contracts may refer to terms and conditions of third parties that are generally available at third parties’ web sites or from third parties. Except as disclosed in Section 4.1(p) of the Disclosure Schedule, Seller is not in material default or breach of its obligations under any Material Contract, and no event has occurred and no condition or state of facts exists that, with the passage of time or the giving of notice or both, would constitute such a material default or material breach by Seller. To Seller’s Knowledge, no event has occurred or circumstance exists that, with or without the passage of time or the giving of notice or both, constitutes or would constitute a material breach or default under any Material Contract by any other party thereto. Neither Seller nor, to the Knowledge of Seller, any other party has repudiated any provision of any Material Contract. Each Material Contract that requires the consent of any party to its assignment in connection with the transactions contemplated by this Agreement is appropriately identified as such in Section 4.1(p) of the Disclosure Schedule.

(q)           Customers. Section 4.1(q) of the Disclosure Schedule sets forth (i) the names of the top ten (10), by dollar volume, customers of the Business that ordered goods and services from Seller during 2004 and through June 30, 2005 and (ii) the amount for which each such customer was invoiced during each such period. Except as set forth in Section 4.1(q) of the

Disclosure Schedule, Seller has not received any written or, to Seller’s Knowledge, oral notification from any of the above referenced customers that it will cease doing business with the Business or will change the terms of future purchases in a manner that would be materially detrimental to the Business.

(r)            Suppliers; Raw Materials. Section 4.1(r) of the Disclosure Schedule sets forth (i) the names of the top ten (10), by dollar volume, suppliers from which the Business ordered raw materials, supplies, merchandise and other goods and services during 2004 and through July 30, 2005 and (ii) the amount for which each such supplier invoiced the Business during each such period. Except as set forth on Section 4.1(r) of the Disclosure Schedule, Seller has not received any written or, to Seller’s Knowledge, oral notification from any of the above referenced suppliers that it will cease doing business with the Business, or will change the terms of future sales to the Business in a manner that would be materially detrimental to the Business.

(s)           Insurance. Section 4.1(s) of the Disclosure Schedule sets forth a correct and complete list of all insurance policies of any kind or nature maintained as of the date of this Agreement by or on behalf of Seller with respect to the Business or the Assets, indicating the type of coverage, name of insured, name of insurance carrier or underwriter, the allocated amount of premiums to the Business and policy limits. Section 4.1(s) of the Disclosure Schedule sets forth a loss claims history for 2004 and through June 30, 2005 for each of the policies listed on such schedule.

(t)            Absence of Certain Business Practices. To Seller’s Knowledge, no officer, other employee or authorized agent of Seller acting on its behalf since January 1, 2001 has, directly or indirectly, given or agreed to give any illegal gift or illegal kickback to any customer, supplier, governmental employee or other person who is in a position to help or hinder the Business (or assist Seller in connection with any actual or proposed transaction relating to the Business) (i) which subjected or would likely have subjected Seller with respect to the Business to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) which if not given in the past, would reasonably be expected to have resulted in an effect that is adverse to the Business or would likely have resulted in the loss of a customer of the Business, (iii) which if not continued in the future, would reasonably be expected to result in an effect that is adverse to the Business or a loss of a customer of the Business or which might subject the Seller or the Buyer to suit or penalty or governmental litigation of proceeding. (iv) for any of the purposes described in Section l62(c) of the Code or (v) for the purpose of establishing or maintaining any improperly concealed fund or improperly concealed bank account of such person or entity.

(u)           No Guaranties. Except as disclosed in Section 4.1(u) of the Disclosure Schedule, Seller has not, with respect to the Business or the Assets, guaranteed the obligations or liabilities of any other Person.

(v)           Inventory. The Inventory of the Seller, whether reflected in the Interim Balance Sheet or otherwise, consists of a quality and quantity useable and saleable in the ordinary course of business and current levels of Inventory are reasonable in the present circumstances of the Business as currently conducted or as proposed to be conducted, except in each case for obsolete items and items of below standard quality, all of which have been written off or down to net realizable value in the Interim Balance Sheet. All Inventory that has not been written off is priced at the lower of cost or market on a first-in first-out basis.

(w)          Affiliated Transactions. Except as disclosed in Section 4.1(w) of the Disclosure Schedule, no officer, director, Affiliate or Associate of Seller or any Associate of any such officer, director or Affiliate provides or causes to be provided any assets, services or facilities used or held for use in connection with the Business, and the Business does not provide or cause to be provided any assets, services or facilities to any such officer, director, Affiliate or Associate.

(x)            Orders, Commitments and Returns. Except as set forth in Section 4.l(x) of the Disclosure Schedule, all accepted and unfulfilled orders for the sale of products and the performance of services entered into by the Seller with respect to the Business and all executory Contracts for the purchase of supplies, materials and services related to the Business were made in bona fide transactions in the ordinary course of business. With respect to such Contracts, the Seller is not subject to any outstanding sales or purchase contracts, commitments or proposals which is anticipated to result in any material loss upon completion or performance thereof. Except as set forth in Section 4.l(x) of the Disclosure Schedule or as reserved in the Interim Balance Sheet, there are no claims against the Seller to return products by reason of alleged over-shipments, defective products or otherwise, and there are no products in the hands of customers, retailers or distributors under and understanding that such products would be returnable, in each case other than under applicable warranties.

(y)           Product and Service Warranties. Section 4.l(y) of the Disclosure Schedule sets forth the current standard warranty terms and conditions for the products of the Business. Except as set forth in Section 4.1(y) of the Disclosure Schedule, since January 1, 2004 all products of the Business have been sold pursuant to the standard warranty terms and conditions and are not subject to any binding agreement or commitment providing any other guaranty, warranty or indemnity terms which materially deviate from the standard terms. There are no product warranty or return claims outstanding, or to the Knowledge of the Seller, threatened, relating to any products of the Business in excess of applicable reserves.

(z)            Sufficiency of Assets. Except as set forth in Section 4.1(z) of the Disclosure Schedule, the Assets include all assets required for the conduct and operation of the Business (including, without limitation, the paper, parts and service business for the life science business) by Buyer following the Closing in the same manner as currently conducted and operated by the Seller.

(aa)         Investigation by Buyer. Any investigation by the Buyer or its directors, officers, employees, counsel, accountants, investment advisors and other authorized representatives and agents shall not affect or otherwise diminish or obviate in any respect any of the representations and warranties of Seller contained in this Section 4.1 except to the extent Buyer has Actual Knowledge of the breach of any representation or warranty contained in Section 4.1 of this Agreement. In such event, Buyer shall be deemed to have waived any claim against Seller pursuant to Article XII hereof to the extent of Buyer’s Knowledge with respect to such breach. For purposes of this Agreement, Buyer’s Actual Knowledge means the actual knowledge of Lance Wallin, Charlie Coggin and Bob Brockway; it being understood that such individual’s

Actual Knowledge shall not include any knowledge of any other individuals employed by (whether or not supervised directly or indirectly by such individuals) or acting as an agent of Buyer and the Actual Knowledge of such three individuals shall not be construed under any circumstances to mean that such individuals have conducted a due investigation to determine if there is any breach of Seller’s representations and warranties. In addition, Seller acknowledges that notwithstanding any provision in this Agreement to the contrary, in the event there is any dispute as to whether Buyer has Actual Knowledge, then the burden of proof shall be on Seller to establish that Buyer had Actual Knowledge.

Section 4.2.            Representations and Warranties of Buyer. Buyer represents and warrants that:

(a)           Organization and Standing. Buyer is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization in the United States of America and has full power and authority to perform all of its obligations under this Agreement.

(b)           Authority; No Conflicts. The execution, delivery and performance by Buyer of this Agreement and each other document and instrument to be delivered by Buyer hereby or in connection herewith (“Buyer Documents”) have been duly authorized by all necessary corporate or other action. This Agreement and the Buyer Documents have each been duly executed and delivered by Buyer, and each constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity. Neither the execution and delivery by Buyer of this Agreement and the Buyer Documents, nor the consummation of the transactions contemplated hereby and thereby will result in, and the consummation of the transactions contemplated hereby shall not result in, (i) a violation of any provision of its Articles of Incorporation or Bylaws or similar organizational document, (ii) a default (or event which with notice or lapse of time or both would constitute a default) under, or the acceleration of any obligation under, any material indenture, trust deed, loan agreement or other instrument relating to or evidencing indebtedness for monies borrowed by or credit available to it, (iii) a violation of any provision of any material court order, arbitration award, judgment or decree to which it is a party or by which it or its property is bound, or (iv) a default (or event which with notice or lapse of time or both would constitute a default) under, or the acceleration of any obligation under any material contract, agreement, instrument or obligation to which it is a party, except in each case, any such violations or defaults which would not materially impair the ability to perform under this Agreement and to consummate the transactions contemplated hereby.

(c)           Consents. Buyer has obtained all governmental consents and approvals required to be obtained by it to enter into and perform under this Agreement and to consummate the transactions contemplated hereby.

(d)           Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

(e)           Due Diligence. Buyer acknowledges that it has had full opportunity to examine the status of title to, and the operational condition of, the Assets, to investigate the Business and to make all other inquiries it deems appropriate. Buyer understands that Seller is not making any representations, warranties or projections about the sales, profitability or other operating results of the Business that may be achieved after the Closing.

ARTICLE V.
COVENANTS OF SELLER

Section 5.1.            Further Assurances. After the Closing, Seller shall, at Buyer’s reasonable request and without further consideration, except for reimbursement of out-of-pocket expenses, execute, deliver and/or file such additional instruments of conveyance and transfer and provide to Buyer such additional documents as Buyer may require more effectively to convey and transfer the Assets to Buyer and to otherwise effect the transaction contemplated hereby.

Section 5.2.            Covenant Not To Compete: Non-Solicitation.

(a)           For a period of five (5) years from and after the Closing Date, Seller and its Affiliates (collectively, the “Restricted Parties”), will not directly or indirectly, for themselves or on behalf of or in conjunction with any other Person, as an employer, proprietor, partner, stockholder, investor, director, consultant, agent, or otherwise own, manage, operate, develop, engage in, perform services for, provide financial assistance to, or have any ownership or other financial interest in any Person or business that engages, directly or indirectly, in the manufacture or sale anywhere in the world of software and hardware workstations used for data acquisition, real time analysis and signal conditioning in cardiovascular, hemodynamic, respiratory, bio-potential, isolated organ and tissue bath pre-clinical drug discovery applications (a “Restricted Business”); provided, however, that (i) the Restricted Parties may continue to operate its other businesses substantially in the same manner as currently operated; (ii) the Restricted Parties may own as an investment, directly or indirectly, securities of any entity which are publicly traded if Seller and its Affiliates do not, in the aggregate, directly or indirectly, beneficially own five percent (5%) or more of the outstanding shares of such entity; and (iii) the Restricted Parties may acquire by merger, consolidation, purchase, investment or otherwise a partial or complete active ownership, management or financial interest in a Restricted Business if all of the following conditions are met: (x) such interest arises as a result of the acquisition of a business entity not principally engaged in the Restricted Business and (y) the Restricted Business accounts for fifteen percent (15%) or less of the total revenues of the entity so acquired.

(b)           For a period of five (5) years from and after the Closing Date, the Restricted Parties will not, directly or indirectly, for themselves or on behalf of or in conjunction with any other Person:

(i)            solicit or encourage any current employee of the Business who is employed by Buyer subsequent to the Closing Date to leave the employment of Buyer (excepting any general employment solicitation not specifically targeted to such employees); or

(ii)           hire any current employee of the Business who is employed by Buyer subsequent to the Closing Date and whose employment has not terminated, for any reason, in the prior twelve (12) months; or

(iii)          encourage or suggest that any customer or supplier of the Business, or any lessor or other Person who has an existing business relationship with the Business, terminate or materially diminish its business relationship with the Business.

The parties agree and acknowledge that the duration and scope of the covenants described in this Section 5.2 are fair, reasonable and necessary in order to protect the legitimate interests of Buyer, and that adequate consideration has been received by Seller for such obligations. If, however, for any reason any court determines that the restrictions in this Section 5.2 are not reasonable or that such consideration is inadequate, such restrictions shall be interpreted, modified or rewritten to include as much of the duration, scope and geographic area identified in this Section 5.2 as will render such restrictions valid and enforceable.

Nothing contained in this Section 5.2 shall in any way restrict the activities of any Affiliate of SPX or Licensed Affiliate that is no longer owned, managed, operated or controlled, directly or indirectly, by Seller. Further, the obligation of Seller and its Affiliates pursuant to this Section 5.2 shall terminate in the event of a change of control (as defined in the Securities Exchange Act of 1934 and the rules and regulations thereunder) of Seller.

Section 5.3.            Confidentiality. From and after the Closing, Seller agrees that it shall, and shall cause its Affiliates, officers, directors, employees, agents, attorneys, accountants or other representatives (collectively, the “Representatives”) to, hold in strict confidence, unless compelled to disclose by judicial or administrative process or in the reasonable opinion of counsel by other requirements of Law or the rules of the New York Stock Exchange, all information regarding Buyer and its businesses, operations, assets, results of operations, plans and financial condition, including without limitation, information regarding the Business (the “Information”) in its possession and will not release or disclose such information to any other Person. The Seller agrees that it shall be responsible for any breach of the confidentiality obligation set forth herein by the Representatives. The confidentiality obligations set forth in this Section 5.3 shall not apply with respect to such portions of the Information as (a) are or become generally available to the public or become available to the public through no fault of Seller or the Representatives, and (b) become rightfully available to such parties on a non-confidential basis from a source other than the Seller or the Representatives; provided, however, that the source is not known by such parties to be bound by a confidentiality agreement with the Buyer or otherwise prohibited from transmitting the information to such parties by a contractual, legal or fiduciary obligation.

Section 5.4.            Trade Name. From and after the Closing, Seller will cease to use the Trade Names for commercial purposes and shall cooperate with Buyer to make all filings and deliveries reasonably necessary to transfer the Trade Names to Buyer. From and after the Closing, Buyer may use the existing stock of printed materials containing Excluded Marks in the operation of the Business; provided, that (i) within thirty (30) days following the Closing Date, Buyer shall have printed and placed on all forms of printed materials containing Excluded Marks stickers which will overlay the Excluded Marks on such materials with the name and/or logo of Buyer, and (ii) within one-hundred twenty (120) days after the Closing Date, Buyer shall cease all use of existing stock of printed materials containing the Excluded Marks. Buyer agrees that it shall only use the Excluded Marks as set forth above and shall not use the Excluded Marks in connection with any products, supplies, documents or other items purchased, developed, manufactured or otherwise created after the Closing. Buyer acknowledges and agrees that any permitted use hereunder by Buyer notwithstanding, Seller retains all right, title and interest to the Excluded Marks, and Buyer’s only right to use the Excluded Marks is the limited rights set forth herein for the period set forth herein. All such uses, and all products and services related thereto shall continue to be of the same quality as prior to the Closing Date, and any goodwill from such continued use shall inure solely to the benefit of Seller. The parties agree, because damages would be an inadequate remedy, that a party seeking to enforce this Section 5.4 shall be entitled to seek specific performance and injunctive relief as remedies for any breach thereof, in addition to other remedies available at law or in equity.

Section 5.5.            Additional Post-Closing Obligations of Seller. The Seller will pay to the Buyer, within five (5) days of receipt, any amounts which will be received by the Seller in respect of any Receivables or other assets or properties related to the Assets. The Buyer will pay to the Seller, within five (5) days of receipt, any amounts which will be received by the Buyer in respect of any receivables or other assets or properties of the Seller (other than those related to the Assets).

Section 5.6.            List of Assets as of Closing. The Seller will cooperate with Buyer, to the extent Seller is knowledgeable and has the information, to prepare within five (5) business days after the Closing Date, except as otherwise set forth below, a true, correct and complete list of the following Assets as of the Closing:

(i)            An aging schedule of the Receivables (such schedule to take into consideration all deposits made to Seller’s and its Affiliates’ bank accounts, safe deposit boxes and checking accounts);

(ii)           All Inventory by part number, description, quantity and cost, which shall be prepared within three (3) business days after the Closing Date;

(iii)          All machinery, manufacturing, laboratory, testing and other equipment, furniture, fixtures, tools, spare parts, office and computer equipment and other personal property, including cost; and

(iv)          All prepaid expenses and deposits.

ARTICLE VI.
COVENANTS OF BUYER

Section 6.1.            Further Assurances. After the Closing, Buyer shall, at Seller’s reasonable request, and without further consideration, except for reasonable out-of-pocket expenses, execute such additional instruments of assumption and provide to Seller such additional documents as Seller may require to ensure the proper assignment and assumption of the Assumed Liabilities by Buyer.

Section 6.2.            Preservation of Books and Records; Post-Closing Access. From and after the Closing Date, with respect to all matters, except for tax matters as covered in Article IX, Buyer agrees that it shall preserve and keep the books and records of the Business delivered to it hereunder for such period of time as may be required by Law or regulation, any government agency or ongoing investigation, litigation or proceeding, and subject to reasonable limitations to ensure confidentiality, shall make its books and records and employees available to Seller (including the right to make copies), as may be reasonably required in connection with any legal proceedings against or governmental investigations of Seller or for any other reasonable business purpose arising from or relating to the operations of the Business prior the Closing or the Excluded Assets or the Retained Liabilities.

Section 6.3.            Buyer’s Letter of Credit under Lease. In connection with the Lease by and between Three Cloverleaf Parkway, Inc. and Seller, dated May    , 2005 (the “Lease”), Buyer shall provide Seller at the Closing a clean, irrevocable letter of credit (“LC”) in form and substance set forth on Exhibit E in an amount equal to $250,000 for the benefit of Seller issued by Silicon Valley Bank, which LC shall be replaced by replacement letters of credit (“Replacement LCs”) during the term of the Lease in the amount of $250,000 after the first anniversary of the Closing, $250,000 after the second anniversary of the Closing, $150,000 after 30 months from the Closing and $75,000 after 42 months from the Closing. The LC or any Replacement LC may be drawn down by Seller at its demand (i) if a claim has been made requiring payment by Seller or its Affiliates under the Lease or (ii) if the LC or Replacement LC, as applicable, is not renewed within thirty (30) days of its expiration date, in which event the proceeds shall be held as security for Buyer’s obligations under the Lease.

ARTICLE VII.
FURTHER COVENANTS OF THE PARTIES

Section 7.1.            Nonassignable Contracts and Permits.

(a)           Nothing in this Agreement shall be construed as an attempt to assign to Buyer any contract, commitment, or other agreement or permit, license or authorization which is by Law or its terms nonassignable or the assignment of which would constitute a violation of statute, rule, regulation, contract, commitment or other agreement.

(b)           If, as of the Closing, an attempted assignment of any contract, commitment or other agreement would be ineffective or would affect Seller’s rights thereunder so that Buyer would not in fact receive all such rights, Seller shall cooperate with Buyer in a mutually acceptable arrangement, at Buyer’s cost to provide for Buyer the benefit and burden of such contract, commitment, or other agreement (other than legal title). If and so long after the Closing as such assignment shall not have been made, Seller shall (i) to the extent that such action shall not result in violation of such contract, commitment or other agreement, transfer to Buyer all assets and rights, including all monies, received in respect of such contract commitment or other agreement and hold such contract, commitment or other agreement in trust for Buyer and (ii) to the extent that the provisions of clause (i) above are not sufficient to transfer all of the benefits of such contract, commitment or other agreement (other than legal title), or any of such contract, commitment or other agreement has been cancelled as a result of the attempted assignment, take such actions (which, without limitation, may include entering into subcontracting arrangements with Buyer) as are necessary to provide substantially all of the benefits (or the equivalent thereof) of such contract, commitment or other agreement (other than legal title) to Buyer.

(c)           Buyer shall obtain, at its own expense, as of the Closing or as soon thereafter as practicable, all permits, licenses or authorizations required by any Governmental Authority with respect to the Assets or the Business, without any guaranty or liability of Seller with respect thereto, except for those permits, licenses or authorizations which can be assigned by Seller at Closing without cost or continuing liability of Seller. Subsequent to Closing, Seller shall have the right to cancel any permits, licenses or authorizations and bonds or guarantees related thereto which are applicable to the Assets or the Business but are not assigned within 90 days from the Closing.

Section 7.2.            Conduct of Litigation. Buyer, on the one hand, and Seller, on the other hand, shall cooperate fully in the prosecution or defense of any Action involving the Business arising out of or relating to the Retained Liabilities, on the one hand, and the Assumed Liabilities, on the other hand, and shall consult and confer with one another with respect thereto, at no cost to Buyer, on the one hand, or Seller, on the other hand, other than reimbursement for out-of-pocket expenses, unless Buyer or Seller is entitled to indemnification relating to such Action as set forth in this Agreement.

Section 7.3.            Environmental Matters.

(a)           Buyer and its Affiliates shall not, directly or indirectly: (i) conduct any testing, sampling, digging, or drilling of or in the soils and groundwater on or in the area of the Leased Real Property; (ii) remove or treat any contaminants present in soils or groundwater in the Leased Real Property; (iii) report, notify, disclose or otherwise communicate to any Governmental Authority, any information regarding the actual or potential existence of any contaminants in the soils or groundwater in the Leased Real Property arising out of the activities of Seller, its Affiliates or its predecessors; or (iv) require, solicit, prompt, encourage or permit any third Person to undertake such actions described in clauses (i), (ii) or (iii) of this Section 7.3(a) unless and until: requested, ordered, or otherwise required to take such actions by a Governmental Authority or pursuant to any Environmental Law.

(b)           If a Governmental Authority requires investigation or corrective action for any environmental condition disclosed in the environmental reports listed on Section 4.1(m) of the Disclosure Schedule, Seller may elect to assume responsibility for the required action. Seller may develop a corrective action plan consistent with regulations applicable to industrial properties, and may use the least costly methods acceptable to the Governmental Authority. Buyer will not object to reasonable permanent restrictions on the property to satisfy environmental standards applicable to industrial properties. Buyer will grant to Seller a license providing Seller with access to the property to perform any required work.

Section 7.4.            License of Certain Intellectual Property. As of the Closing, Seller hereby grants to Buyer, and Buyer hereby acquires from Seller, the royalty-free, non-exclusive, worldwide license set forth in Exhibit C-1.

Section 7.5.            Confidentiality. Until the Closing, Buyer acknowledges that all information provided to it and its Affiliates, agents and representatives by Seller and their Affiliates, agents and representatives is subject to the terms of that certain Confidentiality Agreement dated [                 ], 2005 (the “Confidentiality Agreement”), the terms of which are hereby incorporated herein by reference. Effective as of the Closing, the confidential information of the Business shall be deemed confidential information of Buyer under the Confidentiality Agreement.

Section 7.6.            Transition Cooperation. The parties agree to cooperate in performing the services outlined Exhibit D hereto. SPX shall not be liable to Buyer or any Affiliate of Buyer for any claims, damages or expenses whatsoever relating to the services provided pursuant to Exhibit D, except for SPX’s non-performance or willful misconduct or gross negligence. The parties expressly agree that no warranty shall be implied under Exhibit D, whether warranties of utility or fitness for any particular purpose or of merchantability or of any other type and that no warranties of any sort are made herein. In no event shall SPX be liable for consequential, indirect, incidental or special damages.

ARTICLE VIII.
EMPLOYEE MATTERS

Section 8.1.            Employees. Buyer shall offer to employ, effective as of the Closing Date, each employee of Seller who performs services exclusively for the Business, is listed on Section 4.1(h)(v) of the Disclosure Schedule and, on the Closing Date, is actively employed with the Business (a “Business Employee”). Buyer will employ each such Business Employee who accepts Buyer’s employment offer, executes (or has executed) a non-competition agreement with Seller or in a form acceptable to Buyer and becomes an employee of Buyer (an “Employee”), at the same bonus opportunity (disregarding bonuses referred in Section 2.2(i) or (j)), salary or wages specified in Section 4.1 (h)(v) of the Disclosure Schedule, with such wage or base salary and bonus being maintained for a minimum of six (6) months following the Closing and based on amounts earned on and after the Closing Date as an Employee. Buyer will recognize and credit each such Employee with such Employee’s vacation and floating holiday balance (credited as sick days under Buyer’s 2005 sick leave plan) accrued with Seller as of the Closing to the extent reflected on the Closing Balance Sheet. Buyer shall assume, bear and discharge all Liabilities in respect of the employment of Employees from and after the Closing. Notwithstanding anything contained herein to the contrary, the Employees shall be “employees at will” and nothing in this Section 8.1 shall limit the ability of Buyer and its Affiliates to terminate the employment of any Employee or to provide, revise or terminate any employee benefit plan, program or policy or other term or condition of an Employee’s employment from time to time. Notwithstanding the prior sentence, if Buyer terminates the employment of any Employee without cause within one (1) year following the Closing, Buyer will provide any such Employee with a severance benefit substantially similar to the separation allowance described in section 5.1 of the SPX Corporation Separation Allowance Plan, as amended and restated on December 16, 2002, taking into account such Employee’s past service with Seller; provided, however, that Buyer is not obligated to provide any such severance benefit if the Employee terminates employment with the Buyer under any condition described in section 4.2 of the SPX Corporation Separation Allowance Plan.

Section 8.2.            Employee Benefit Plans for Employees. Employees shall be eligible to participate in Buyer’s benefit plans, policies and practices (collectively, the “Buyer Employee Benefit Plans”) that are provided to similarly situated employees of Buyer in accordance with the terms of the Buyer Employee Benefit Plans as follows:

(a)           effective as of the Closing Date, the Buyer Employee Benefit Plans that provide long-term disability, short-term disability, life insurance/accidental death and dismemberment, paid time off benefits;

(b)           effective as of the first day of the month following the Closing Date, the Buyer Employee Benefit Plans that provide medical, dental, supplemental life insurance, tuition reimbursement (with respect to any course that is approved after the Closing Date) and flexible spending account benefits; and

(c)           effective as soon as administratively practicable following the Closing Date, the Buyer Employee Benefit Plan that is a 401(k) plan.

Section 8.3.            Termination of Coverage under Seller’s Employee Benefit Plans. Each Employee shall cease to be an active participant in any Seller Employee Benefit in which he or she is an active participant, effective as of the day immediately preceding the Closing Date; provided that coverage as an active participant will continue until the last day of the month during which the Closing Date occurs under any Seller Employee Benefit Plan that provides medical, dental and vision benefits. After the Closing Date, Seller will provide coverage under the Seller Employee Benefit Plans that provide medical, dental, vision and flexible spending account benefits to any Employee (or Employee’s spouse or dependent) as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code, part 6 of Title I of ERISA and applicable regulations issued thereunder (“COBRA”).

Section 8.4.            Waiting Periods and Service Credit under Buyer Employee Benefit Plans. Buyer shall (a) subject to the approval of any insurance company with respect to any insured Buyer Employee Benefit Plan, waive any and all waiting periods, actively at work requirements, and pre-existing condition clauses relating to benefits provided by Buyer that would apply to an Employee or dependent solely as a result of the Employee being treated as a new employee of Buyer and (b) recognize each Employee’s period of service with Seller prior to the Closing Date for purposes of determining eligibility service and vesting service under any plan qualified under Section 401(a) of the Code or any other retirement plan sponsored by Buyer that covers such Employee, provided that nothing in this Agreement shall require Buyer to provide or to recognize any prior service credit for benefit accrual purposes under any such plan.

ARTICLE IX.
TAX MATTERS

Section 9.1.            Tax Returns. All returns and reports of all Taxes of Seller, including, without limitation, consolidated federal or foreign income tax returns and declarations of estimated tax and tax reports, that are required to be filed after the Closing Date by Seller with respect to Taxes for taxable periods or portions thereof ending prior to the Closing Date which, if unpaid, might result in a lien on any of the Assets shall be filed by Seller. Seller shall pay all Taxes payable pursuant thereto constituting a Retained Liability, and Buyer shall pay all Taxes payable pursuant thereto constituting an Assumed Liability.

Section 9.2.            Tax Package Information. Buyer shall provide Seller with such assistance as Seller shall reasonably request in order to prepare packages of tax information materials (the “Tax Packages”) for the 2005 taxable year and the portion of the 2006 taxable year ending on the Closing Date, which shall be completed in accordance with past practice including past practice as to providing the information, schedules and work papers and as to the method of computation of separate taxable income or other relevant measure of income.

Section 9.3.            Cooperation. Buyer and Seller shall cooperate in the preparation of all tax returns relating in whole or in part to taxable periods ending on or before or including the Closing Date or after the Closing Date that are required to be filed after such date. Such cooperation shall include, but not be limited to, furnishing prior years’ returns or return preparation packages illustrating previous reporting practices or containing historical information relevant to the preparation of such returns, and furnishing such other information within such party’s possession requested by the party filing such returns as is relevant to their preparation. In the case of any state, local or foreign joint, consolidated, combined, unitary or group relief system returns, such cooperation shall also relate to any other taxable periods in which one party could reasonably require the assistance of the other party in obtaining any necessary information.

Section 9.4.            Access to and Destruction of Books and Records.

(a)           For a period often years after the Closing, each of Seller, SPX and Buyer shall provide the other with reasonable access upon prior notice and during normal business hours to its books and records to the extent they relate to the condition or operation of the Business prior to the Closing· and are requested to prepare tax returns, to respond to third party claims or for any other legitimate purpose specified in writing. Each of Seller and Buyer shall have the right, at its own expense, to make copies of any such books and records.

(b)           For a period of five years after the Closing, neither of Seller nor Buyer shall destroy any books or records to the extent that they relate to the condition or operation of the Business prior to the Closing without first offering to turn over possession to the other by written notice at least ninety (90) days prior to the proposed date of destruction.

Section 9.5.            Confidentiality. Each of Seller and Buyer may take such action as it deems reasonably appropriate to separate or redact information unrelated to the Business from documents and other materials requested and made available pursuant to this Article IX and to condition access to materials that it deems confidential to the execution and delivery of any agreement by the other party not to disclose or misuse such information.

Section 9.6.            Sales and Transfer Taxes. Buyer and Seller shall each be responsible and liable for fifty percent (50%) of all sales and use and transfer taxes, if any, that may be due as a result of or arise from the sale and transfer of the Assets (other than inventory) to Buyer as contemplated by this Agreement or otherwise. Buyer and Seller (and SPX) hereby indemnify and shall hold the other party and its Affiliates harmless from any liability or expense in connection with any such sales and use or transfer taxes for failure to pay the same. Buyer shall provide Seller with forms of valid resale exemption certificates with respect to the inventory sold hereunder and Buyer shall remit sales taxes for any inventory for which a valid resale exemption certificate is not available.

Section 9.7.            Allocation of Purchase Price. The Adjusted Purchase Price and the Assumed Liabilities shall be allocated to the Assets for all purposes (including tax and financial accounting purposes) in a manner agreed to by Buyer and Seller in good faith, if possible, however, Buyer shall base such allocations on any allocation it may be required to adopt for its financial statement purposes.

Section 9.8.            Taxes Cutoff on Closing Date. For the purposes of determining the amount of Taxes included in the amount of Closing Date Net Working Capital (and the Closing Date Balance Sheet) (i) real estate, property and other ad valorem Taxes shall be allocated based on the number of days in the applicable period for such Taxes that are before and after the Closing Date, and (ii) Other Taxes shall be determined based on an “interim closing of the books” method for the taxable period ending on the Closing Date.

Section 9.9.            2006 Employee Wage Reporting. For purposes of preparing 2006 IRS Form W-2s and other wage and payroll reporting for employees of Seller transferred to Buyer, Seller and Buyer hereby agree to utilize the “standard procedure for predecessors and successors” described in Section 4 of Revenue Procedure 2004-53.

ARTICLE X.
CLOSING DELIVERIES

Section 10.1. Deliveries by Buyer. At the Closing, in addition to any other documents or items specifically required to be delivered pursuant to this Agreement, Buyer will, in form and substance reasonably satisfactory to Seller and its counsel, deliver to Seller:

(a)           A Bill of Sale, Assignment and Assumption Agreement in the for, set forth on Exhibit B hereto (the “Bill of Sale, Assignment and Assumption Agreement”).

(b)           Valid Resale Exemption Certificate(s) with respect to the inventory sold under this Agreement.

(c)           A Certificate of the Secretary or Assistant Secretary of Buyer certifying as of the Closing Date (i) resolutions of the board of directors of Buyer authorizing the transactions contemplated by this Agreement, and (ii) the Certificate of Incorporation of Buyer.

(d)           The Purchase Price in United States dollars by wire transfer of immediately available funds in accordance with written instructions provided to Buyer by Seller.

(e)           Such other instruments of assumption or other documents reasonably deemed necessary by Seller and its counsel to effect the transactions contemplated hereby.

(f)            The License Agreement in the form set forth in Exhibit C-l hereto (the “License Agreement”).

(g)           The Trademark Assignment and Coexistence Agreement in the form set forth in Exhibit C-2 hereto.

(h)           The Lease Assignment, Assumption and Modification Agreement, containing a consent of the landlord for the Leased Real Property (the “Lease Assignment, Assumption and Modification Agreement”).

Section 10.2. Deliveries by Seller. At the Closing, in addition to any other documents or items specifically required to be delivered pursuant to this Agreement, Seller will, in form and substance reasonably satisfactory to Buyer and its counsel, deliver to Buyer:

(a)           A Bill of Sale, Assignment and Assumption Agreement.

(b)           Evidence, in form reasonably acceptable to Buyer and its counsel, of the release of all Encumbrances (other than Permitted Encumbrances) on the Assets.

(c)           The License Agreement.

(d)           The Trademark Assignment and Coexistence Agreement.

(e)           The Lease Assignment, Assumption and Modification Agreement.

(f)            Such other instruments of conveyance or other documents reasonably deemed necessary by Buyer, its counsel and its lender to effect the transactions contemplated hereby.

ARTICLE XI.
CLOSING

Section 11.1. The Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Seller at 13515 Ballantyne Corporate Place, Charlotte, North Carolina 28277, or at such other place as the parties may agree. The parties shall consummate the Closing simultaneously with the execution and delivery of this Agreement. The term “Closing Date” shall mean February 3, 2006. The Closing shall be deemed effective as of 12:01 a.m. on the Closing Date.

ARTICLE XII.
SURVNAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

Section 12.1. Indemnification. Subject to the limitations of this Article XII:

(a)           From and after the Closing, Seller shall indemnify, defend and hold Buyer and its shareholders, members, officers, managers, directors, employees, subsidiaries and Affiliates (collectively, the “Buyer Indemnified Parties”) harmless from and against any and all liabilities, obligations, damages, deficiencies, penalties, fines, damages, expenses, Taxes, actions, suits, proceedings, demands, assessments, judgments, losses costs and expenses, including reasonable attorneys’ fees, costs and expenses (collectively, “Damages”) (i) resulting from the Excluded Assets or Retained Liabilities, (ii) resulting from the breach of any representation or warranty made by Seller in this Agreement, (iii) resulting from any breach of any covenant of Seller set forth in this Agreement. The Seller acknowledges that if a representation or warranty that is qualified by materiality (including a Material Adverse Effect) is breached after giving effect to such materiality qualification then the Damages incurred by the Buyer resulting from such breach shall include all Damages resulting from a breach of such representation or warranty and not solely the portion of such Damages in excess of such materiality qualifier.

(b)           From and after the Closing, Buyer shall indemnify, defend and hold Seller and its shareholders, members, officers, managers, directors, employees, subsidiaries and Affiliates (collectively, the “Seller Indemnified Parties”) harmless from and against any and all Damages (i) arising out of or related to the Assumed Liabilities or the operation by Buyer of the Business after the Closing, (ii) resulting from the breach of any representation or warranty by Buyer in this Agreement, and (iii) resulting from any breach of any covenant of Buyer set forth in this Agreement.

Section 12.2. Survival of Representations and Warranties; Limitations on Indemnification.

(a)           Survival. The representations and warranties of Seller and Buyer contained in this Agreement shall survive the execution and delivery of this Agreement and the Closing, and be enforceable against the party making such representations and warranties for a period of eighteen (18) months after the Closing Date, except that: (i) the representations and warranties set forth in 4.1(k) (Title; Encumbrances) and 4.1(m) (Environmental Matters) shall survive for three (3) years after the Closing, and Sections 4.1(b) (Authority; No Conflicts) and 4.2(b) (Authority; No Conflicts) shall survive without limitation as to time; and (ii) the representation and warranties set forth in Section 4.1(i)(ii) (ERISA) and the representations and warranties set forth in Section 4.1(o) (Tax Matters) shall survive until the expiration of the applicable statute of limitations plus one year. The covenants and agreements contained herein shall survive the Closing until the expiration of the applicable statute of limitations or if a provision specifies a term, then until the expiration of such term. Any claim for indemnification, or otherwise, with respect to the inaccuracy or breach of any representation or warranty that is not asserted by a notice given to the indemnifying party specifically identifying the particular inaccuracy or breach underlying such claim and specifically identifying in reasonable detail the facts and circumstances relating to such claim within the period of survival described in this Section l2.2(a) may not be pursued.

(b)           Basket. Notwithstanding the provisions of Section 12.1 to the contrary, Seller shall not have any liability or obligation to Buyer or its Affiliates, and no claim shall be asserted against Seller, for any Damages under Section 12.1(a)(ii), unless the claim is a Qualifying Claim. Seller shall have no liability for Qualifying Claims until the aggregate amount of Qualifying Claims exceeds $40,000 (the “Basket”), and then only to the extent the aggregate amount of such Qualifying Claims exceeds the Basket. As used herein, a Qualifying Claim shall mean a claim where the Damages exceed $10,000.

(c)           Cap. Under no circumstances shall Seller be liable or obligated to indemnify any Buyer or its Affiliates under the provisions of Section l2.1(a)(ii) for Damages in an aggregate amount in excess of $550,000 (the “Cap”).

(d)           Other Limitations. Notwithstanding anything to the contrary in this Article XII, Seller shall not be liable to Buyer or any of its Affiliates for any incidental or consequential damages, including without limitation loss of anticipated profits or loss or diminution of revenues. The party entitled to indemnification shall take all reasonable steps to mitigate indemnifiable liabilities and Damages upon and after becoming aware of any event which could reasonably be expected to give rise to any liabilities and Damages that are indemnifiable hereunder.

(e)           Exclusive Remedy. Except for (i) any action based upon a breach of the Trademark Assignment and Coexistence Agreement or License Agreement, and (iii) any equitable relief expressly provided for in this Agreement, the parties acknowledge that their sole and exclusive remedy after the Closing for any breach of any representation, warranty or covenant contained in this Agreement shall be the indemnification provisions set forth in this Article XII. In furtherance of the foregoing, Buyer hereby waives, to the fullest extent permitted under applicable Law, any and all other rights, claims and causes of action it may have against Seller, whether known or unknown, foreseen or unforeseen, or which exists or may arise in the future, or which it otherwise might assert, relating to the subject matter of this Agreement arising under or based upon any federal, state, local or foreign statute, Law, common law, ordinance, rule, regulation or otherwise. In addition, each party acknowledges that all of its obligations in this Agreement to indemnify any other party are subject to and shall be in accordance with this Article XII. Notwithstanding anything to the contrary contained in this Agreement, Buyer shall have no right to indemnification under this Article XII with respect to any Damage or alleged Damage to the extent Buyer shall have requested and received a reduction in the Closing Date Net Working Capital reflected on the Closing Date Balance Sheet on account of such Damage or alleged Damage or shall have agreed, or the Auditor shall have determined, that no such reduction is appropriate and (ii) to the extent that Buyer has actual knowledge prior to the Closing that any representation or warranty of Seller, or matter disclosed in the Disclosure Schedules is inaccurate.

Section 12.3. Notice to Seller. In the event that Buyer becomes aware of facts or events giving rise to obligations of Seller to indemnify the Buyer Indemnified Parties under Section 12.1 above, Buyer shall notify Seller of such fact or event in writing, setting forth specifically the obligation with respect to which the claim is made, the facts giving rise to and the alleged basis for such claim and, if known or reasonably ascertainable, the amount of the liability asserted or which may be asserted by reason thereof. Such notice shall be given within thirty (30) days of the discovery by Buyer of facts which constitute the basis for a claim against a Buyer Indemnified Party which may give rise to a right of indemnity or promptly following receipt of notice of the assertion of a claim against a Buyer Indemnified Party which may give rise to a right of indemnity, whichever shall occur first; provided that failure to so notify Seller of any such claim shall discharge Seller of its liabilities and obligations hereunder only if and to the extent that Seller is prejudiced thereby. In the event of the assertion of a claim against a Buyer Indemnified Party which may give rise to a right of indemnity, Buyer shall allow Seller to, and Seller shall, at its expense, defend against, compromise or settle such claim with counsel of Seller’s selection; provided, however, that Seller shall not, without the written consent of the Buyer, consent to (a) the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by each claimant or plaintiff to the Buyer Indemnified Party of a release from all liability in respect of such claim or (b) if, pursuant to or as a result of such consent or settlement, injunctive or other equitable relief would be imposed against the Buyer Indemnified Party or such judgment or settlement could materially interfere with the business, operations or assets of the Buyer Indemnified Party. As a condition of Seller’s obligation under Section 12.1, Buyer shall, at its own expense, provide such documents, records and other evidence in its possession, and access to such employees, as Seller may reasonably request, shall reasonably cooperate with Seller in defending such claim, and shall take no other action with regard to an indemnified claim or any investigation, proceeding or action relating thereto, which is in derogation of Seller’s right of control or which has not been specifically requested or approved in advance by Seller.

Section 12.4. Notice to Buyer. In the event that Seller become aware of facts or events giving rise to obligations of Buyer to indemnify the Seller Indemnified Parties under Section 12.1, Seller shall notify Buyer of such fact or event in writing, setting forth specifically the obligation with respect to which the claim is made, the facts giving rise to and the alleged basis for such claim and, if known or reasonably ascertainable, the amount of the liability asserted or which may be asserted by reason thereof. Such notice shall be given within thirty (30) days of the discovery by Seller of facts which constitute the basis for a claim against a Seller Indemnified Party which may give rise to a right of indemnity or promptly following receipt of notice of the assertion of a claim against a Seller Indemnified Party which may give rise to a right of indemnity, whichever shall occur first; provided, that failure to so notify Buyer of any such claim shall discharge Buyer of its liabilities and obligations hereunder only if and to the extent that Buyer is prejudiced thereby. In the event of the assertion of a claim against a Seller Indemnified Party which may give rise to a right of indemnity, Seller shall allow Buyer to, and Buyer shall, at its expense, defend against, compromise or settle such claim with counsel of Buyer’s selection; provided, however, that Buyer shall not, without the written consent of the Seller, consent to (a) the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by each claimant or plaintiff to the Seller Indemnified Party of a release from all liability in respect of such claim or (b) if, pursuant to or as a result of such consent or settlement, injunctive or other equitable relief would be imposed against the Seller Indemnified Party or such judgment or settlement could materially interfere with the business, operations or assets of the Seller Indemnified Party. As a condition of Buyer’s obligation under Section 12.1, Seller, at its own expense, shall provide such documents, records and other evidence in their possession, and access to such employees, as Buyer may reasonably request, shall reasonably cooperate with Buyer in defending such claim, and shall take no other action with regard to any indemnified claim or any investigation, proceeding or action relating thereto, which is in derogation of Buyer’s right of control or which has not been specifically requested or approved in advance by Buyer.

Section 12.5. Insurance, Taxes. Etc. In determining the amount of any claim for which a party is entitled to indemnification pursuant to this Article XII, there shall be subtracted an amount equal to (i) all insurance proceeds actually received or reasonably expected to be received by a party by reason of such claim (and no right of subrogation shall accrue to any insurer or third party indemnitor under this Agreement), (ii) the amount of any applicable accruals or reserves on the Closing Date Balance Sheet, and (iii) any amounts recovered or reasonably recoverable by the indemnified party pursuant to any indemnification by or indemnification agreement with any third party. If a claim of an indemnified party is covered by insurance of an indemnified party or by indemnification by a third party, the indemnified party agrees to use all reasonable efforts to recover the amount of such claim from the issuer or such third party before seeking indemnification under this Agreement.

Section 12.6. Mitigation, Subrogation. A party shall take all reasonable steps to avoid and to mitigate all indemnifiable Damages upon and after becoming aware of any event that could reasonably be expected to give rise to a right to indemnification hereunder, including incurring costs and expenses only to the minimum extent necessary to remedy the breach which gives rise to the Damage. To the extent that an indemnifying party has discharged any claim for indemnification hereunder, the indemnifying party shall be subrogated to all rights of the indemnified party against any third parties.

Section 12.7. Adjustment of Purchase Price. The Purchase Price shall be deemed to be increased or decreased, as applicable, for federal, state, local and foreign income tax purposes in the amount of any payment made by any indemnifying party pursuant to the provisions of this Article XII.

ARTICLE XIII.
MISCELLANEOUS

Section 13.1. Amendments. The parties hereto may only amend, modify or supplement this Agreement in such manner as may be agreed upon by all of them in writing signed by an authorized officer of such party.

Section 13.2. Waivers. The parties hereto may only extend the time for, or waive the performance of, any of the obligations of the other parties hereto or waive compliance by the other with any of the covenants or conditions contained in this Agreement in writing signed by an officer of such party.

Section 13.3. Public Announcements. None of the parties shall make, issue or release any oral or written public announcement or statement concerning, or acknowledge the existence of, or reveal the terms, conditions and status of, the transactions contemplated by this Agreement, without the other party’s prior written approval of, and concurrence in, the contents of such announcement, acknowledgment or statement; provided, however, that any of the parties hereto may at any time make any announcements which are required by applicable Law or the rules of the New York Stock Exchange so long as the party so required to make an announcement promptly upon learning of such requirement notifies the other parties of such requirement and discusses with the other parties in good faith the exact proposed wording of any such announcement; and, provided further, that Buyer may at any time give notice of the transactions contemplated by this Agreement to any customers of Buyer or the Business, any co-marketing partners of Buyer or the Business, any employees of Buyer, and any Business Employees.

Section 13.4. Notices. Any notice, request, instruction or other document to be given hereunder shall be in writing and delivered personally or sent by telecopy or prepaid overnight courier, if to Buyer, addressed to the attention of Transoma Medical, Inc., 4211 Lexington Avenue North, Suite 2244, St. Paul, MN 55126, Attn: Lance Wallin, Fax: 651- 4817404, with copies to Oppenheimer, Wolff & Donnelly LLP, 45 South Seventh Street, Suite 3300, Minneapolis, MN 55402, Attn: Tom Letscher, Esq., Fax: 612-607-7100; and if to Seller,

addressed to the attention of SPX Corporation, 13515 Ballantyne Corporate Place, Charlotte, NC 28277, Attn: Chief Financial Officer, Fax: 704-752-7515, with copies to SPX Corporation, 13515 Ballantyne Corporate Place, Charlotte, North Carolina 28277, Attn: General Counsel, Fax: 704-752-7412. Any notice or other communication transmitted in accordance with this Section 13.4 shall for all purposes of this Agreement be treated as given or effective, if personally delivered, upon receipt, or, if sent by courier, upon the earlier of receipt or the end of the business day following the date of delivery to such courier, or, if telecopied, upon transmission and confirmation of receipt.

Section 13.5. Entire Agreement. The Disclosure Schedule is incorporated into this Agreement by reference. This Agreement and the Disclosure Schedule and the Confidentiality Agreement embody the entire agreement between and among the parties and any and all prior oral or written agreements, representations or warranties, contracts, understandings, correspondence, conversations, and memoranda, whether written or oral, between or among any of the parties hereto or between or among any agents, representatives, parents, subsidiaries, affiliates, predecessors in interest or successors in interest, with respect to the subject matter hereof, are merged herein and replaced hereby. If there is any discrepancy or inconsistency between the terms of this Agreement and any other agreement executed by or on behalf of Seller to transfer any of the Assets or assign any of the Assumed Liabilities, the terms of this Agreement shall supersede and replace the terms of any such other agreement with respect to any such discrepancy or inconsistency.

Section 13.6. Assignability; Third-Party Rights. Neither this Agreement nor any of the parties’ rights or obligations hereunder shall be assignable by any party hereto without the prior written consent of the other party; provided that without the consent of Seller, Buyer may assign all or a portion of its rights under this Agreement to its lenders for collateral security purposes and to one or more of its Affiliates if Buyer remains liable for its obligations hereunder notwithstanding any such assignment. In the event that any permitted assignment is made, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, shall be deemed to confer upon any other Person, including, without limitation, employees of the Business, any rights or remedies under, or by reason of, this Agreement, other than Affiliates, Licensed Affiliates, successors or permitted assigns of any party.

Section 13.7. Governing Law. This Agreement shall be construed in accordance with the Laws of the State of New York without giving effect to principles of conflict of Laws. All parties irrevocably consent to the jurisdiction of all state and federal courts of record situated in the Borough of Manhattan, New York County, State of New York and covenant not to use in any other courts. Service of process upon any party shall be deemed, in every respect, effective upon such party if made by prepaid registered or certified mail, return receipt requested, or if personally delivered against receipt to the address set forth in Section 13.4 or to such other address as a party may designate in writing to the other.

Section 13.8. Headings; Definitions; Construction. The section and other headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. Wherever in this Agreement words indicating the plural number appear, such words shall be considered as words indicating the singular number and vice versa where the context indicates the propriety of such use. The words “include,” “includes” or “including” will be deemed to be followed by the words “without limitation.”

Section 13.9. Counterparts. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. Telecopied signatures on this Agreement shall be valid and effective for all purposes.

Section 13.10. Waiver of Bulk Transfer Requirements. Buyer and Seller waive compliance by Seller, on the one hand, and Buyer, on the other hand, respectively, with the requirements of Article 6 of the Uniform Commercial Code (Bulk Transfers) as in effect in any jurisdiction and all other applicable bulk sales Laws. Buyer shall indemnify, defend and hold Seller harmless from and against any and all Damages resulting from failure to comply with any bulk transfer Laws.

Section 13.11. Expenses. Except as otherwise specifically provided herein, each of the parties shall bear its own costs and expenses (including legal and accounting fees and expenses) incurred in connection with the negotiation and execution of this Agreement and consummation of the transactions contemplated hereby.

Section 13.12. Joint Drafting. The parties have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents to be executed by the parties in connection herewith. In the event an ambiguity or question of intent or interpretation arises, this Agreement and the other agreements and documents to be executed by the parties in connection herewith will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement and the other agreements and documents to be executed by the parties in connection with this Agreement.

Section 13.13. Severability. Provisions of this Agreement will be interpreted to be valid and enforceable under applicable Law to the extent that such interpretation does not materially alter this Agreement; provided, however, that if any such provision will become invalid or unenforceable under applicable Law such provision will be stricken to the extent necessary and the remainder of such provisions and the remainder of this Agreement will continue in full force and effect.

Section 13.14. Dispute Resolution. Any controversy, claim or dispute arising out of or relating in any way to this Agreement or the other documents related to this Agreement, including disputes as to validity, enforceability, construction, or breach (“Disputes”) shall be resolved as provided in this Section 13.14. The parties agree that the sole method of deciding any and all Disputes will be the binding arbitration process described herein.

(a)           Before commencing arbitration, the parties agree to in good faith try to settle any Disputes by negotiations between them. Such negotiations are to include, at a minimum, written notice by the party asserting a Dispute describing in detail the legal, evidentiary and business bases of the Dispute and any proposed remedy or solution, a written response to the notice describing in detail the receiving party’s disagreements, if any, with the sending party’s description of the bases of the Dispute and proposed remedy or solution, and one or more discussions between executives with authority to resolve the Dispute. Unless otherwise mutually agreed by the parties in writing, the period for negotiation will be deemed ended thirty (30) days after receipt of the initial written notice. The arbitrator(s) shall have the authority to award sanctions for any party’s failure to participate in good faith in these required notice and negotiations.

(b)           In the event the parties are unable to negotiate a consensual resolution of a Dispute, either Party may commence arbitration proceedings through the CPR Institute for Dispute Resolution office by filing a demand for arbitration in writing with the CPR (“CPR”) and by simultaneously sending a copy of the demand to the other party. The arbitration proceedings shall be governed by and decided in accordance with the CPR Rules for Non-Administered Arbitration then in effect, unless the parties shall mutually agree otherwise in writing. Any evidentiary rules not expressly provided by the CPR Rules shall be determined in accordance with the Federal Rules of Evidence. Notwithstanding anything to the contrary provided in this Agreement, the arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. § 1, et seq.

(c)           The panel to be selected shall be a balanced panel, consisting of (a) three independent and impartial arbitrators selected pursuant to CPR Rule 6.4 in the event the total amount in the Dispute is $1 million or more; or (b) one independent and impartial arbitrator selected pursuant to CPR Rule 6.4 in the event the total amount in the Dispute is less than $1 million.

(d)           The arbitration shall be conducted in the City of New York, New York, provided that the arbitrator(s) may, for the convenience of the parties and without changing the situs of the arbitration proceeding, permit the taking of evidence outside of New York. The parties may, by mutual written agreement, specify a different location for the arbitration.

(e)           The arbitrator(s) shall permit and facilitate discovery pursuant to CPR Rule 11, except that for claims involving $1 million or less no depositions shall be permitted; and for claims involving more than $1 million, each party shall be limited to two depositions or such other number of depositions as may be determined by the arbitrator(s) in its sole discretion. These limits on depositions shall not be modified without the written consent of all parties to the arbitration. Within thirty (30) days after selection of a panel, the party filing the demand for arbitration shall provide copies of all business documents and other evidence in its possession that support its demand. Within thirty (30) days of receipt of such information, the receiving party shall produce all business documents and evidence that support its defense or response. Thereafter, each party shall have the right to such other non-deposition discovery procedures as the arbitrator(s) may determine to be reasonably necessary for a fair understanding of any legitimate issue raised in the arbitration. A party’s failure to timely disclose documents, witnesses, expert reports, calculations and other evidence relating to the Dispute shall operate as a bar to the non-disclosing party’s use of such evidence, and, in the arbitrator(s) discretion, be a basis for sanctions, including an award against the non-disclosing party.

(f)            The parties shall use their best efforts to complete the arbitration proceeding through the rendering of the award within six (6) months of the selection of the arbitrator(s). The parties shall use their best efforts to ensure that the Arbitration Hearing takes no longer than five (5) consecutive business days to be equally divided between the parties. These timing requirements cannot be modified unless mutually agreed by the parties in writing.

(g)           The award of the arbitrator(s) may be monetary damages only. In no event may the arbitrator(s) issue an award of any form of exemplary or punitive damages. Nor may the arbitrator(s) make any ruling, finding or award that does not conform to the terms and conditions of this Agreement. Notwithstanding anything to the contrary provided in this section and without prejudice to the above procedures, any of the parties may apply to any court of competent jurisdiction for injunctive or other non-monetary judicial relief if such action is necessary to avoid irreparable damage.

(h)           The fees and expenses of the arbitrator shall be shared equally by the parties and advanced by them from time to time as required; provided, that at the conclusion of the arbitration, the Prevailing Party shall be entitled to recover all reasonable attorneys’ fees, filing fees, costs, including the costs of the arbitration previously advanced, expert fees and costs, and related expenses from the other party and such recovery shall be made part of any judgment and added to the arbitration award. For purposes of this paragraph only, a “Prevailing Party” is a party for which the arbitration award is a more favorable result than the last unconditional written settlement demand or offer made to the other party prior to the arbitration hearing to resolve any and all claims in the arbitration.

(i)            The award rendered by the arbitrator(s) shall be final and binding upon the parties and judgment may be entered by any competent court having jurisdiction thereof. In the event the arbitration award is less than $2 million, it shall not be subject to appeal. In the event the award exceeds $2 million dollars (inclusive of any award of costs, fees and interest), an appeal may be taken under the CPR Arbitration Appeal Procedure from any final award of an arbitral panel arising out of or related to this agreement. Such appeal must conform to the requirements of the CPR Arbitration Appeal Procedure. The award rendered by the arbitrator(s), including in any appeal taken pursuant to the foregoing shall be final and not subject to judicial review, and judgment thereon may be entered in any court of competent jurisdiction.

(j)            Neither party nor the arbitrator(s) may disclose the results of any arbitration hereunder, without the prior written consent of the parties or unless the implementation of a remedy sought by a party and awarded by the arbitrator(s) requires disclosure of the arbitration result. The Parties shall keep confidential any proprietary information, trade secrets or other non-public information that is disclosed in discovery and clearly marked as confidential and proprietary by the disclosing party. The arbitrator(s) shall have the authority to award sanctions for unauthorized disclosure of the results of the arbitration or confidential information.

(k)           The arbitration shall be governed in accordance with the internal laws of New York without reference to principles of conflicts of laws.

(l)            The award of the arbitrator(s) shall be accompanied by a written explanation of the basis for the award.

Section 13.15. Injunctive Relief; Remedies. It is expressly agreed among the parties hereto that monetary damages would be inadequate to compensate a party hereto for any breach by any other party of its covenants in Articles V and VI hereof. Accordingly, the parties agree and acknowledge that any such violation or threatened violation may cause irreparable injury to the other and that, in addition to any other remedies which may be available, such party shall be entitled to seek injunctive relief against the threatened breach of Articles V and VI hereof or the continuation of any such breach without the necessity or proving actual damages and may seek to specifically enforce the terms thereof.

ARTICLE XIV.
DEFINITIONS

Section 14.1.          Definitions.

“$” means United States dollars.

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person (including, without limitation, its respective officers, directors and employees); provided that in no event shall Buyer or the Business from and after the Closing be treated as an Affiliate of Seller, nor shall any Person directly or indirectly controlled by Buyer or the Business from and after the Closing (including, without limitation, its officers, directors and employees) as a result of such Person’s relationship with Buyer or the Business be treated as an Affiliate of Seller. For this purpose, “control” means the power to direct the management and policies of a Person through the ownership of securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Affiliate Transactions,” means

“Associate” means, with respect to any Person, any corporation or other business organization of which such Person is an officer or partner or is the beneficial owner, directly or indirectly, of ten percent (10%) or more of any class of equity securities, any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as a trustee or in a similar capacity and any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person.

“Base Net Working Capital” means $54,865, which the parties acknowledge and agree is an agreed upon baseline for net working capital of the business.

“Closing Date Net Working Capital” means the excess of the current assets of the Business over current liabilities of the Business as specified in Exhibit A. Excluded Assets and Retained Liabilities shall not be included in the calculation of Closing Date Net Working Capital.

“Code” means the Internal Revenue Code of 1986, as amended.

“Disclosure Schedule” means the Disclosure Schedule, dated as of the date hereof, and forming a part of this Agreement.

“Encumbrance” means any security interest, pledge, mortgage, lien (including, without limitation, environmental and tax liens), charge, encumbrance, adverse claim, or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, but not including any restrictions imposed by federal, state or foreign securities Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“GAAP” means generally accepted accounting principles as practiced in the United State of America, applied in a manner consistent with the past practices of the Business, subject to the GAAP Exceptions.

“Governmental Authority” means any domestic or foreign national, state, multi-state or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body exercising any regulatory or taxing authority thereunder.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Income Tax” means any federal, state, local or foreign Tax (i) based upon, measured by or calculated with respect to assets, net income or profits (including, without limitation, franchise Taxes, capital gains Taxes, capital activities Taxes and minimum Taxes), and all deficiencies, fines, assessments, charges, interest, additions to such Tax and penalties associated therewith imposed by any Governmental Authority.

“Law” means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order or other requirement or rule of law, in each case as in effect on the date hereof.

“Liability” or “Liabilities” means any and all debts, liabilities and obligations, whether known or unknown, accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including, without limitation, those arising under any Law, Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Licensed Affiliate” means any entity that is directly or indirectly controlled by SPX, or any line of business, business unit or division thereof, and any business unit or division of SPX divested from SPX or any of its Affiliates prior to the Closing; provided, however, that in no event shall Buyer or the Business be treated as a Licensed Affiliate of SPX or any of its Affiliates.

“Material Adverse Effect” means any event, change, circumstance or occurrence which has or could have a material adverse effect on the condition (financial or otherwise), business, customer relations, properties, results of operations or liabilities of the Business, taken as a whole; provided, however, that none of the following shall be deemed to constitute a Material

Adverse Effect: (i) any change, event, violation, inaccuracy, circumstance or effect that arises from changes in conditions generally affecting the industry in which the Seller operates the Business (other than any change, event, violation, inaccuracy, circumstance or effect resulting from any action or inaction taken by or on behalf of the Seller); (ii) any change, event, violation, inaccuracy, circumstance or effect that arises from the announcement of or the consummation of the transactions contemplated hereby; (iii) any change, event, violation, inaccuracy, circumstance or effect that arises from any action taken or failed to be taken by Seller or any of its Affiliates at the written request of Buyer; (iv) an outbreak or escalation of hostilities involving the United States or any other country or the declaration by the United States or any other country of a national emergency or war, or (v) the occurrence of any other substantial calamity or crisis (including any act of terrorism).

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, or Governmental Authority, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Product Warranty Obligations” means all warranty liabilities and obligations under any warranty to repair, replace or service any products of the Business sold prior to, on or following the Closing, whether or not arising as a result of the transactions contemplated hereby.

“Receivables” means any and all accounts, notes and other receivables, vendor credits and credit balances and deposits, price adjustments or rights with respect thereto, rebates and deposits with manufacturers and others of Seller arising out of the operation of the Business before the Closing Date.

“Seller’s Knowledge” or the “Knowledge of Seller” or similar phrases means the actual knowledge of Robert Dakes, Sandy Edgerly, Chris Williams, Mark Shanahan, John Kroehle, David Soper and Fred Decker following reasonable enquiry by such individuals within each person’s sphere of responsibility.

Section 14.2. Other Defined Terms.

Defined Term	Section in Which Defined

Actual Knowledge	4.1(bb)
Adjusted Purchase Price	3.2(a)
Affiliated Transactions	4.1(w)
Agreement	Preamble
Arbitrator	3.2(d)
Assets	1.1
Assumed Liabilities	2.1
Basket	12.2(b)
Business	Recitals
Business Employee	8.1

Defined Term	Section in Which Defined

Buyer	Preamble
Buyer Documents	4.3(b)
Buyer Employee Benefit Plans	8.2
Cap	12.21
Cash	1.2(a)
Cash Payment	3.1
Closing	11.1
Closing Date	11.1
Closing Date Balance Sheet	3.2(b)
Closing Dawte Net Working Capital Statement	3.2(b)
Confidentiality Agreement	7.5
Contracts	1.1(f)
CPR	13.14(b)
Damages	12.1(a)
Disclosure Schedule	4.1
Disputes	13.14
Employee	8.1
Environmental Claim	401(m)(v)
Environmental Laws	401(m)(v)
Environmental Permits	401(m)(iii)
Excluded Assets	12
Excluded Marks	1.2(b)
ERISA Affiliate	4.1(i)
Financial Statements	4.1(d)(i)
GAAP Exceptions	4.1(d)(i)
Hazardous Material Activity	4.1(m)(v)
Hazardous Materials	4.1(m)(v)
Information	5.3
Intellectual Property	1.1(e)
Interim Balance Sheet	4.1(d)(i)
Internet Domain Names	1.1(e)
Inventory	1.11
LDS	Preamble
Leased Real Property	1.1(k)
Leases	4.1(l)
License Agreement	10.1(g)
Material Contract	4.1(p)
Notice of Objection	3.2(b)
Permits	1.1(g)
Permitted Encumbrances	4.1(k)
Prevailing Party	13.14(h)
Product Supply Agreement	10.1(i)
Purchase Price	3.1
Qualifying Claim	12.2(b)

Defined Term	Section in Which Defined

Real Property	1.1(k)
Real Property Laws	4.1(l)
Release	4.1(m)(v)
Restricted Business	5.2(a)
Restricted Parties	5.2(a)
Representatives	5.3
Remediation	4.1(m)(v)
Retained Liabilities	2.2
Seller	Preamble
Seller Documents	4.1(b)
Seller Employee Benefit Plan	4.1(i)
Seller Services	4.1(w)
SPX	Preamble
Tax Packages	9.2
Taxes	1.2(j)
Trade Names	1.1(e)
Trademark Assignment and Coexistence Agreement	1.1(e)

ASSET SALE AGREEMENT

IN WITNESS WHEREOF, Buyer and Seller have each caused this Asset Sale Agreement to be executed as of the day, month and year first above written.

Transoma Medical, Inc.			LDS Test and Measurement LLC

By	/s/ Charles T. Coggin	By:		/s/ John Swan

Name:	Charles T. Coggin		Name:	John Swann
Title:	Vice President and CFO		Title:	Director, Business Development